Bank Austria Creditanstalt

06010150

Ein Mitglied der HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Vienna, 30 December 2005

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 09 2006
WASH. D.C.
185

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley e.h. Ursula Künstler

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

6108 - 04.03

Bank Austria
Creditanstalt

Member of UniCredit Group

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Banja Luka/Sarajevo/Vienna, 30 December 2005

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 09 2006
WASH. D.C. 185

Bank Austria Creditanstalt acquires Nova Banjalucka Banka

- Austrian BA-CA takes over the third-largest bank in Republika Srpska
- Network of 72 offices and 121 million euros total assets
- More than 150,000 customers can benefit from modern and innovative banking products and services

Today, Bank Austria Creditanstalt (BA-CA) acquired the majority share of 83.27 per cent in Nova Banjalucka Banka (NBB) in Republika Srpska, Bosnia & Herzegovina (BiH). The sellers of the 83.27 per cent majority interest are Mr. Dragoljub Lekic and European Construction Ltd. The remaining 16.73 per cent are owned by minority shareholders.

NBB has total assets of EUR 121 million (as at 30 June 2005) and a market share of 12.5 per cent, which makes it the number 3 bank in Republika Srpska and number 12 with a 2.4 per cent market share in the total BiH banking sector. With a network of 72 offices and a total of 512 employees, the bank serves about 150,000 retail customers in Republika Srpska. NBB was created in 1911 and privatized in 2002. It focuses on small and medium-sized businesses and retail customers.

BA-CA has been active in Bosnia and Herzegovina since December 2001 through its subsidiary HVB Bank Bosna i Hercegovina. In 2003, BA-CA acquired Central Profit Banka and merged it with its existing subsidiary in 2004 to create the fourth-largest bank on the Bosnian banking market. Today, HVB Central Profit Banka operates a country-wide network of 37 branches with total assets of 443 million euros (as at 30 June 2005). Its 450 employees serve some 150,000 customers.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

By acquiring Nova Banjalucka Banka, BA-CA will further enhance and strengthen its excellent position on the banking market in Bosnia & Herzegovina and support the development of the banking sector in Republika Srpska. HVB Central Profit Banka together with NBB will serve 300,000 customers in 109 branches. Combined total assets will be EUR 564 million (as at 30 June 2005), making BA-CA strengthen its fourth place in the total BiH banking sector. BA-CA's market share in Bosnia & Herzegovina will increase from currently 8.5 to 10.9 per cent. In a first step, HVB Central Profit Banka and NBB will continue to operate as two legally independent entities.

BA-CA operates one of the leading international banking networks in CEE. With total assets of EUR 156 billion and a market share of around 20 per cent, BA-CA is by far the biggest bank in Austria. In CEE, BA-CA operates more than 1,100 offices in 11 countries. Some 19,500 employees serve more than 5.4 million customers. Since November 2005, BA-CA is a member of the Italian UniCredit Group. Thus, BA-CA is part of a strong European banking network which serves more than 28 million customers via 7,000 offices in 20 countries. By joining forces, the new Group will significantly strengthen its position in Central and Eastern Europe, increasing the number of outlets to some 2,800 and the number of clients to around 16 million.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria
Creditanstalt

Bank Austria Creditanstalt AG
ISIN AT0000995006

Invitation

to the

Extraordinary Meeting of
Shareholders in Bank Austria Creditanstalt AG
at
Bank Austria Creditanstalt AG,
A-1030 Vienna, Vordere Zollamtsstrasse 13, 6th floor,
on Wednesday, 25 January 2006, at 2:00 p.m.

Agenda:

- Elections to the Supervisory Board

Shareholders in Bank Austria Creditanstalt AG can attend this Meeting and exercise their voting rights only if they deposit their shares with Bank Austria Creditanstalt AG, with an Austrian notary public or at the head office of an Austrian bank during business hours

not later than Thursday, 19 January 2006,

and leave them there until the end of the Meeting.

Depositories abroad:

in Poland:
Bank BPH, Warsaw

in Germany:
Bayerische Hypo- und Vereinsbank AG, Munich

Furthermore, this Shareholders' Meeting may be attended by holders of registered shares only if they are registered as shareholders in the Company's share register. Registered shares need not be deposited.

Shares will be deemed to have been properly deposited if, with the approval of a depository appointed by the Company, they are held on its behalf in a blocked securities deposit with other banks until the end of the Shareholders' Meeting.

Depositories are requested to send a blocking certificate listing the deposited shares as of the last day on which shares may be deposited to Bank Austria Creditanstalt AG (by fax to 050505 51836 within Austria or +43 50505 51836 from outside Austria). Any enquiries will be answered on tel. 050505 58325 for calls within Austria and tel. +43 50505 58325 for calls from outside Austria.

Any shareholder can authorise Mr Wilfried Köhler, notary public, to attend the Shareholders' Meeting as the shareholder's proxy; the related costs will be borne by the Company. Shareholders who wish to use this service are requested to call the above-mentioned number.

This information is also available in the Internet on the website of Bank Austria Creditanstalt AG at www.ba-ca.com → Investor Relations.

Bank Austria Creditanstalt AG

Vienna, December 2005

The Managing Board

This invitation is a public announcement within the meaning of Section 83 of the Austrian Stock Exchange Act.

Bank Austria
Creditanstalt

Bank Austria Creditanstalt

Drucken

IR-Release

07.12.2005

Austrian Supreme Court confirms new internal service regulations of Bank Austria Creditanstalt

Today the Austrian Supreme Court has confirmed the legal validity of the "Internal Service Regulations 2005", which were introduced by Bank Austria Creditanstalt (BA-CA) in April 2005. In December 2004, the Austrian Association of Banks and Bankers and the Austrian Union of Private-Sector Employees had filed a petition with the Austrian Supreme Court for a declaratory judgment. On 1 April 2005, after one year of negotiations with the Employees' Council, BA-CA introduced the new internal service regulations for about 10,000 employees of BA-CA in Austria. The objective was to replace the regulations contained in the Internal Service Agreement of 1969 (BV 69), which were no longer up-to-date, with modern and performance-oriented rules.

With the Internal Service Regulations 2005, BA-CA has modernised the service regulations for employees and placed them on a sustainable basis for the coming years. BA-CA has introduced moderate transition rules for current employees and offers attractive internal service regulations and an attractive remuneration system for new employees joining the bank.

While in the end the Employees' Council of BA-CA did not support the Internal Service Regulations 2005, most of the rules are based on ideas and principles jointly develope during negotiations.

Copyright by Bank Austria Creditanstalt AG 2002 - 2005

Bank Austria Creditanstalt

Drucken

IR-Release

18.11.2005

BA-CA Corporate News

As at 18 November 2005, UniCredito Italiano S.p.A. ("UniCredit") acquired a controlling stake in Bayerische Hypo- und Vereinsbank AG ("HVB"). The Polish Banking Supervision Commission has not yet issued its consent in connection with UniCredit's indirect acquisition of control over Bank BPH and its bank subsidiaries. Until this consent is obtained, Bank Austria Creditanstalt AG ("BA-CA"), the majority shareholder of Bank BPH, will not be able to exercise its voting rights in Bank BPH.

UniCredit and BA-CA both expect the Polish Banking Supervision Commission to issue this consent. As soon as it is issued, BA-CA will be able to exercise its voting rights in Bank BPH again.

Bank UniCredito Italiano S.p.A ("UniCredit") nabyl w dniu 18 listopada 2005 r. kontrole nad Bankiem Bayerische Hypo- und Vereinsbank AG ("HVB"). Polski organ nadzorujacy banki nie wydal jeszcze zgody na posrednie nabycie przez Bank UniCredit kontroli nad Bankiem BPH jak i jego spólkami zaleznymi. Do momentu wydania tego zezwolenia nie jest mozliwe korzystanie z prawa glosu w Banku BPH przez posiadajacego wiekszosc jego udzialów Bank Austria Creditanstalt AG ("BA-CA").

Obydwa Banki UniCredit i BA-CA wychodza z zalozenia, ze zezwolenie polskiego organu nadzorujacego banki zostanie wydane. Z chwila wydania tego zezwolenia, prawa glosu Banku BA-CA w Banku BPH znowu zostana w pelni przywrócone.

Copyright by Bank Austria Creditanstalt AG 2002 - 2005

Bank Austria
Creditanstalt

A Member of HVB Group

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 11 November 2005

BA-CA results for the first nine months of 2005:

Strong performance of Bank Austria Creditanstalt

- **Net income before taxes rises by 70 per cent to EUR 1.1 billion**
- **Profit after taxes rises by 86 per cent to EUR 824 million**
- **Growth driven by CEE business**
- **Business combination of UniCredit and HVB makes Bank Austria Creditanstalt the clear number one in CEE: BA-CA's market increases fourfold to 400 million people**

In the first nine months of 2005, Bank Austria Creditanstalt (BA-CA) significantly improved its results compared with the same period of the previous year. Net income before taxes rose by 69.7 per cent to EUR 1.1 billion (first nine months of 2004: EUR 655 million), a figure which also reflects one-off effects of EUR 193.5 million. Adjusted for these one-off effects, net income before taxes increased by 40.1 per cent to EUR 917 million. Net income after taxes and minority interests rose by 86.4 per cent to EUR 824 million (2004: EUR 442 million). Excluding one-off effects, net income after taxes and minority interests improved by an impressive 50.5 per cent to EUR 665 million. Central and Eastern Europe continues to drive the growth of operating activities. The Central and Eastern Europe (CEE) business segment more than doubled its net income after taxes from EUR 197 million to EUR 442 million. Business with private customers and large corporates as well as the International Markets business segment also contributed to the improvement in results.

BA-CA's CEO Erich Hampel: "We are making very good progress. Our hard work and focused approach of the past years are paying off. We are gradually making improvements in Austria and we benefit from our strategy of expansion in Central and Eastern Europe. The business combination with UniCredit will further substantially strengthen Bank Austria Creditanstalt." Plans envisage that the CEE Division of the new UniCredit Group will be located within Bank Austria Creditanstalt. As a result, BA-CA's network in CEE would grow from about 1,000 to a

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

total of 2,800 branches, total assets in CEE would increase from EUR 32 billion to some EUR 80 billion. The number of employees would more than double from 19,000 to over 50,000. It is also envisaged that Bank Austria Creditanstalt will assume responsibility for operations in Russia, Ukraine, Turkey and the Baltic states. This will make Bank Austria Creditanstalt the clear number one in Central and Eastern Europe – more than twice as large as the number two in the region. Erich Hampel: "At present we are responsible for a market of 100 million people, in the future this number will be 400 million people. This is a tremendous opportunity for our customers, employees and shareholders. It is a guarantee for growth."

Items in the income statement

BA-CA's net interest income for the first nine months of 2005 was EUR 1,925 million, an increase of 7.3 per cent over the first nine months of the previous year (2004: EUR 1,794 million). The net charge for losses on loans and advances was EUR 316 million, virtually matching the figure for the same period of the previous year (2004: EUR 309 million). Net interest income after losses on loans and advances thus rose by 8.4 per cent to EUR 1,609 million (2004: EUR 1,485 million).

Net fee and commission income increased by 12.4 per cent to EUR 1,047 million (2004: EUR 932 million). The net trading result also developed favourably, rising by 28.4 per cent to EUR 186 million (2004: EUR 145 million). General administrative expenses increased by 4.5 per cent to EUR 1,917 million (2004: EUR 1,835 million) as a result of exchange rate effects, growth in CEE and changes in the group of consolidated companies.

Operating profit amounted to EUR 905 million, an increase of 29.5 per cent over the first nine months of the previous year (2004: EUR 699 million).

Net income from investments was EUR 269 million (2004: EUR 9 million). This figure mainly reflects proceeds of EUR 130 million from the sale of shares in Investkredit, and the effects from the acquisition of Banca Tiriac in Romania in September 2005, which was effected by way of an exchange of shares. The gain realised in this connection was EUR 123.5 million. A provision of EUR 60 million has been made for restructuring costs relating to the reorganisation of the SMEs business segment, which is aimed at enhancing profitability in this segment. On balance, one-off effects in the third quarter of 2005 were EUR 193.5 million.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt's net income before taxes reached EUR 1,111 million, an increase of 69.7 per cent over the previous year (2004: EUR 655 million). Minority interests rose to EUR 79 million (2004: EUR 47 million). Net income after taxes and minority interests increased by 86.4 per cent to EUR 824 million (2004: EUR 442 million).

The following key financial data have been calculated on the basis of these results:

- The return on equity before taxes (ROE) rose significantly, to 20.1 per cent (2004: 13.5 per cent). Adjusted for one-off effects, the ROE before taxes was 16.6 per cent.
- The return on equity after taxes increased to 16 per cent (2004: 9.7 per cent). Adjusted for one-off effects, the ROE after taxes was 12.9 per cent.
- The cost/income ratio improved from 64.6 per cent to 61.1 per cent.
- Earnings per share increased from EUR 3.01 to EUR 5.61. Adjusted for one-off effects, earnings per share were EUR 4.53.
- The Tier 1 capital ratio was 7.59 per cent, after 7.85 per cent at the end of 2004.

Business segment results

Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, and International Markets. The bank also shows results for its Corporate Center.

Austria and the region of Central and Eastern Europe are the core markets of Bank Austria Creditanstalt. BA-CA's banking subsidiaries in Central and Eastern Europe significantly increased their combined net income before taxes by 34.2 per cent to EUR 459 million (2004: EUR 342 million). After consolidation effects and the one-off effect resulting from the exchange of shares with Banca Tiriac, net income before taxes in the **CEE business segment** was EUR 526 million (2004: EUR 254 million). Net income after taxes was EUR 442 million, 124.4 per cent higher than the figure of EUR 197 million for the first nine months of the previous year.

Bank Austria Creditanstalt completed its most recent acquisition project with Banca Tiriac in Romania in September 2005. The merger of BA-CA's banking subsidiary HVB Bank Romania and Banca Tiriac has been initiated. The combination of the banks was carried out

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

by way of an exchange of shares and a purchase of shares. A gain realised in this connection amounted to EUR 123.5 million. Bank Austria Creditanstalt now holds 50 per cent plus one share in Banca Tiriac. After the merger of the two banks, BA-CA will hold a majority interest of 50 per cent plus one share in the new bank and will be responsible for managing the bank's business. With total assets of EUR 2.1 billion, 72 branches and over 720,000 customers, the new bank will be a strong number four in Romania. And with a market share of 7.5 per cent, it will rank ahead of the Romanian savings bank CEC (5.9 per cent, number five).

The CEE business segment also improved its operating performance, with operating profit rising by 39.8 per cent from EUR 289 million to EUR 404 million. The ROE after taxes reached 29.2 per cent (2004: 16.0 per cent). The cost/income ratio declined from 59.2 per cent to 54 per cent.

In the first nine months of 2005, net income after taxes generated by the **Private Customers Austria** segment was EUR 129 million, an increase of 39 per cent over the same period of the previous year (2004: EUR 93 million). This reflects primarily the bank's market initiative and the reorganisation of back-office activities: in November 2004, the bank transferred back-office activities and the processing of payment transactions to separate companies, which were combined within BA-CA Administration Services in October 2005. The idea behind this move was to separate front-office operations from back-office and settlement activities. The most recent number of customers demonstrates that this strategy is successful: the bank has won 20,000 new customers in Austria so far in 2005. Today Bank Austria Creditanstalt serves about 1.85 million customers in almost 400 branches in Austria. The return on equity after taxes in the Private Customers Austria segment was 18.8 per cent (2004: 16.2 per cent). The cost/income ratio also improved from 78.3 per cent to 75 per cent.

The **SMEs Austria** segment achieved an operating profit of EUR 33 million in the first nine months of 2005, an increase of 83.3 per cent over the same period of the previous year (2004: EUR 18 million). As announced previously, BA-CA has started an extensive work programme in 2005 to enhance profitability in the SMEs segment on a sustainable basis. The objective is to generate at least the cost of capital by 2007 (the cost of capital is between 8 and 9 per cent). The work programme includes optimising the entire process chain in business with small and medium-sized companies. Bank Austria Creditanstalt has already

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

implemented an important objective by establishing BA-CA Administration Services, a company in which the bank's entire back-office and settlement activities, including those for the SMEs segment, have been combined. A provision of EUR 60 million has been made for restructuring costs relating to the reorganisation and process adjustments of the SMEs business segment. As a result, the business segment recorded a net loss after taxes of EUR 20 million (2004: net income after taxes of EUR 12 million). The return on equity after taxes was –2.8 per cent (2004: 1.7 per cent). The cost/income ratio was 62.3 per cent (2004: 61.5 per cent).

In the **Large Corporates and Real Estate** segment, net income after taxes was EUR 235 million, 72.8 per cent higher than in the previous year (2004: EUR 136 million). The result of this segment reflects the sale of shares in Investkredit. Nevertheless, operating profit in this business segment improved by 4.9 per cent from EUR 205 million to EUR 215 million. The return on equity after taxes reached 21.5 per cent (2004: 12.1 per cent). The cost/income ratio was 46.1 per cent (2004: 47.9 per cent).

The **International Markets** segment generated net income after taxes of EUR 98 million, an increase of 44.1 per cent over the previous year (2004: EUR 68 million). The return on equity after taxes was 55.9 per cent (2004: 44 per cent). The cost/income ratio was 55.3 per cent (2004: 54.3 per cent).

BA-CA's **Corporate Center** recorded a net income after taxes of EUR 19 million (2004: a net loss after taxes of EUR 17 million).

Inclusion of results in the business segments of HVB Group

Net income before taxes generated by BA-CA is included in HVB Group's business segment results in the following way: calculated refinancing costs and other consolidation effects are deducted from the amount of EUR 1,111 million. The remaining amount of EUR 1,017 million is apportioned to HVB Group's business segments: EUR 901 million to the Austria and CEE segment, EUR 115 million to Corporates & Markets, and EUR 1 million to Other Items.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Balance sheet

As at 30 September 2005, Bank Austria Creditanstalt's total assets amounted to EUR 156 billion, an increase of 6.5 per cent over the year-end 2004 figure (31 December 2004: EUR 146.5 billion). Growth was recorded mainly in customer business and in investments.

On the assets side of the balance sheet, loans and advances to, and placements with, banks were EUR 23.2 billion, virtually matching the level at the end of the previous year (2004: EUR 24.0 billion). Trading assets rose by 1.6 per cent to EUR 18.9 billion (2004: EUR 18.6 billion). Loans and advances to customers increased by 6.7 per cent to EUR 86.7 billion (2004: EUR 81.3 billion). Investments rose by 10.5 per cent to EUR 19.1 billion (2004: EUR 17.3 billion).

On the liabilities side, amounts owed to banks increased by 8.7 per cent to EUR 43.4 billion (2004: EUR 39.9 billion). Amounts owed to customers rose by 5.7 per cent to EUR 61.1 billion (2004: EUR 57.9 billion). Liabilities evidenced by certificates increased by 0.6 per cent to EUR 19.7 billion (2004: EUR 19.6 billion). Shareholders' equity (including minority interests) rose by 15.1 per cent to EUR 8.1 billion (2004: EUR 7.1 billion). Thus Bank Austria Creditanstalt's capital base is by far the strongest of any bank in Austria.

As at 30 September 2005, staff numbers in the BA-CA Group totalled 30,119, an increase of 788 over the previous year (30 September 2004: 29,331 employees).

Outlook for 2005

On the basis of the favourable development of business and the one-off effects, Bank Austria Creditanstalt is raising its full-year target for net income before taxes from EUR 1.1 billion to over EUR 1.3 billion. This compares with a net income before taxes of EUR 859 million generated by Bank Austria Creditanstalt in 2004.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of Bank Austria Creditanstalt for the first nine months of 2005

	1 Jan.- 30 Sept. 2005 in EUR m	1 Jan. – 30 Sept. 2004 in EUR m	Change in EUR m	Change in %
Net interest income	1,925	1,794	131	7.3
Losses on loans and advances	-316	-309	-7	2.2
Net interest income after losses on loans and advances	1,609	1,485	125	8.4
Net fee and commission income	1,047	932	116	12.4
Net trading result	186	145	41	28.4
General administrative expenses	-1,917	-1,835	-82	4.5
Balance of other operating income and expenses	-22	-28	7	-23.8
Operating profit	905	699	206	29.5
Net income from investments	269	9	260	>100
Amortisation of goodwill	0	-54	54	-
Allocation to provisions for restructuring costs	-60	0	-60	-
Balance of other income and expenses	-3	0	-3	>100
Net income before taxes	1,111	655	456	69.7
Taxes on income	-208	-165	-43	25.9
Net income	**903**	**490**	**414**	**84.5**
Minority interests	-79	-47	-32	66.6
Net income after taxes and minority interests	824	442	382	86.4

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Income statement of Bank Austria Creditanstalt by quarter

	Q3 2005 in EUR m	Q2 2005 in EUR m	Q1 2005 in EUR m	Q4 2004 in EUR m	Q3 2004 in EUR m
Net interest income	643	686	596	647	609
Losses on loans and advances	-108	-98	-110	-89	-102
Net interest income after losses on loans and advances	536	588	486	558	507
Net fee and commission income	381	336	330	301	317
Net trading result	68	39	79	88	55
General administrative expenses	-646	-637	-634	-644	-620
Balance of other operating income and expenses	-7	1	-15	-57	-3
Operating profit	332	328	245	246	255
Net income from investments	229	5	35	-17	-11
Amortisation of goodwill	0	0	0	-22	-18
Allocation to provisions for restructuring costs	-60	0	0	0	0
Balance of other income and expenses	-1	-2	0	-3	2
Net income before taxes	500	331	280	204	227
Taxes on income	-92	-63	-53	-23	-54
Net income	**409**	**268**	**227**	**181**	**173**
Minority interests	-38	-21	-20	-14	-16
Net income after taxes and minority interests	371	246	207	167	157

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Business segments – first nine months of 2005 / first nine months of 2004

EUR m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Net interest income	1–9 2005	510	278	336	699	72	31	1,925
	1–9 2004	507	294	346	528	111	8	1,794
Losses on loans and advances	1–9 2005	-70	-138	-23	-97	9	2	-316
	1–9 2004	-60	-159	-25	-66	0	0	-309
Net fee and commission income	1–9 2005	392	173	100	370	19	-6	1,047
	1–9 2004	353	164	90	311	16	-2	932
Net trading result	1–9 2005	2	0	1	28	152	3	186
	1–9 2004	2	0	3	47	81	13	145
General administrative expenses	1–9 2005	-678	-282	-204	-589	-118	-46	-1,917
	1–9 2004	-675	-282	-211	-514	-108	-45	-1,835
Balance of other operating income and expenses	1–9 2005	0	2	5	-7	-29	8	-22
	1–9 2004	1	1	2	-17	-10	-5	-28
Operating profit	1–9 2005	156	33	215	404	105	-8	905
	1–9 2004	127	18	205	289	91	-30	699
Net income from investments	1–9 2005	11	0	115	123	19	1	269
	1–9 2004	3	0	-20	2	5	20	9
Amortisation of goodwill	1–9 2005	0	0	0	0	0	0	0
	1–9 2004	-3	0	-2	-36	-4	-8	-54
Allocation to provisions for restructuring costs	1–9 2005	0	-60	0	0	0	0	-60
	1–9 2004	0	0	0	0	0	0	0
Balance of other income and expenses	1–9 2005	0	0	-2	-1	0	0	-3
	1–9 2004	0	0	-1	0	0	2	0
Net income before taxes	1–9 2005	167	-27	328	526	124	-7	1,111
	1–9 2004	127	17	181	254	91	-16	655
Taxes on income	1–9 2005	-38	7	-93	-84	-26	26	-208
	1–9 2004	-34	-5	-45	-57	-23	-1	-165
Net income	1–9 2005	129	-20	235	442	98	19	903
	1–9 2004	93	12	136	197	68	-17	490

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Business segments – first nine months of 2005 / first nine months of 2004

EUR m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA GROUP
Credit and market risk equivalent	1–9 2005	13,094	13,631	20,825	20,383	3,329	3,452	74,714
(Austrian Banking Act)	1–9 2004	10,904	13,059	21,439	16,528	2,961	4,577	69,469
Average allocated equity	1–9 2005	917	954	1,458	2,016	233	1,804	7,382
	1–9 2004	763	914	1,501	1,641	207	1,457	6,484
Return on equity before taxes in %	1–9 2005	24.2	-3.8	30.0	34.8	70.8	-	20.1
	1–9 2004	22.2	2.5	16.1	20.7	58.8	-	13.5
Return on equity after taxes in %	1–9 2005	18.8	-2.8	21.5	29.2	55.9	-	16.3
	1–9 2004	16.2	1.7	12.1	16.0	44.0	-	10.1
Cost/income ratio in %	1–9 2005	75.0	62.3	46.1	54.0	55.3	-	61.1
	1–9 2004	78.3	61.5	47.9	59.2	54.3	-	64.6
Risk/earnings ratio in %	1–9 2005	13.7	49.6	6.8	13.9	-	-	16.4
	1–9 2004	11.8	54.0	7.3	12.5	-	-	17.2

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Balance sheet of Bank Austria Creditanstalt at 30 September 2005

Assets	30 Sept. 2005 in EUR m	31 Dec. 2004 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	4,082	2,724	1,359	49.9
Trading assets	18,864	18,575	289	1.6
Loans and advances to, and placements with, banks	23,189	23,995	-806	-3.4
Loans and advances to customers	86,742	81,260	5,482	6.7
- Loan loss provisions	-3,261	-3,305	44	-1.3
Investments	19,142	17,316	1,825	10.5
Property and equipment	1,108	1,122	-14	-1.3
Intangible assets	1,360	1,133	228	20.1
Other assets	4,793	3,700	1,093	29.5
Total assets	156,019	146,521	9,499	6.5

Liabilities and shareholders' equity	30 Sept. 2005 in EUR m	31 Dec. 2004 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	43,408	39,927	3,481	8.7
Amounts owed to customers	61,148	57,856	3,292	5.7
Liabilities evidenced by certificates	19,737	19,617	120	0.6
Trading liabilities	9,866	8,930	936	10.5
Provisions	3,961	3,757	205	5.5
Other liabilities	4,225	4,063	163	4.0
Subordinated capital	5,527	5,291	236	4.5
Shareholders' equity	8,147	7,081	1,067	15.1
of which: minority interests	613	439	174	39.8
Total liabilities and shareholders' equity	156,019	146,521	9,499	6.5

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt

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Ad hoc announcement pursuant to § 48d (1) BörseG

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 09 2006
WASH. D.C. 185

10.11.2005

BA-CA results for the first nine months of 2005

- Bank Austria Creditanstalt with strong results: Net income before taxes increases by 70 % to EUR 1.1bn (including one-off effects of EUR 194m)
- Bank Austria Creditanstalt's profit after taxes up by 86% to EUR 824m
- ROE after taxes rises to 16.0% (2004: 9.7%)
- BA-CA is raising pre-tax profit target to EUR 1.3bn (taking into account the current one-offs)

in EUR m	1-9/ 2005	1-9/ 2004*	in m	in %	Q3/05
Net interest income	1,925	1,794	131	+7.3	643
Losses on loans and advances	-316	-309	-7	+2.2	-108
Net interest income after losses on loans and advances	1,609	1,485	125	+8.4	536
Net fee and comission income	1,047	932	116	+12.4	381
Net trading result	186	145	41	+28.4	68
General administrative expenses	-1,917	-1,835	-82	+4.5	-646
Balance of other operating income and expenses	-22	-28	7	-23.8	-7
Operating profit	905	699	206	+29.5	332
Net income from investments	269	9	260	>100	229
Amortisation of goodwill	0	-54	54	-	0
Extraordinary restructuring accrual	-60	0	-60	-	-60
Balance of other income and expenses	-3	0	-3	>100	-1
Net income before taxes	1,111	655	456	+69.7	500
Consolidated net income	824	442	382	+86.4	371

	1-9/05	1-9/04	Q3/05
ROE after taxes (%)	16.0	9.7	20.9
Cost/income ratio (%)	61.1	64.6	59.5
Risk/earnings ratio (%)	16.4	17.2	16.7

in EUR bn	30/09/05	31/12/04*
Total assets	156.0	146.5
Shareholders´equity (incl. minorities)	8.1	7.1
Tier 1 ratio (%)	7.59	7.85

*) Adjusted figures because of the application of new and changed IFRS rules

Next IR-date:
22 March 2006: Financial Statements for 2005

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com

Internet: http://ir.ba-ca.com/

Share:

ISIN:	Listed:
AT0000995006	Vienna, prime market Warsaw, main market

Largest bonds by volume issued:
ISIN: XS0138439707, XS0124750471, DE0001954600, XS0191555365, XS0114443772, XS0206399627, XS0211008544
Stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Luxemburg, Paris, Amsterdam

Copyright by Bank Austria Creditanstalt AG 2002 - 2005

Bank Austria Creditanstalt

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Press Release

30.12.2005

Bank Austria Creditanstalt acquires Nova Banjalucka Banka

Austrian BA-CA takes over the third-largest bank in Republika Srpska
Network of 72 offices and 121 million euros total assets
More than 150,000 customers can benefit from modern and innovative banking products and services

Today, Bank Austria Creditanstalt (BA-CA) acquired the majority share of 83.27 per cent in Nova Banjalucka Banka (NBB) in Republika Srpska, Bosnia & Herzegovina (BiH). The sellers of the 83.27 per cent majority interest are Mr. Dragoljub Lekic and European Construction Ltd. The remaining 16.73 per cent are owned by minority shareholders.





By clicking on the pictures, you can open them in a magnified view.

NBB has total assets of EUR 121 million (as at 30 June 2005) and a market share of 12.5 per cent, which makes it the number 3 bank in Republika Srpska and number 12 with a 2.4 per cent market share in the total BiH banking sector. With a network of 72 offices and a total of 512 employees, the bank serves about 150,000 retail customers in Republika Srpska. NBB was created in 1911 and privatized in 2002. It focuses on small and medium-sized businesses and retail customers.

BA-CA has been active in Bosnia and Herzegovina since December 2001 through its subsidiary HVB Bank Bosna i Hercegovina. In 2003, BA-CA acquired Central Profit Banka and merged it with its existing subsidiary in 2004 to create the fourth-largest bank on the Bosnian banking market. Today, HVB Central Profit Banka operates a country-wide network of 37 branches with total assets of 443 million euros (as at 30 June 2005). Its 450 employees serve some 150,000 customers.

By acquiring Nova Banjalucka Banka, BA-CA will further enhance and strengthen its excellent position on the banking market in Bosnia & Herzegovina and support the development of the banking sector in Republika Srpska. HVB Central Profit Banka together with NBB will serve 300,000 customers in 109 branches. Combined total assets will be EUR 564 million (as at 30 June 2005), making BA-CA strengthen its fourth place in the total BiH banking sector. BA-CA's market share in Bosnia & Herzegovina will increase from currently 8.5 to 10.9 per cent. In a first step, HVB Central Profit Banka and NBB will continue to operate as two legally independent entities.

BA-CA operates one of the leading international banking networks in CEE. With total assets of EUR 156 billion and a market share of around 20 per cent, BA-CA is by far the biggest bank in Austria. In CEE, BA-CA operates more than 1,100 offices in 11 countries. Some 19,500 employees serve more than 5.4 million customers. Since November 2005, BA-CA is a member of the Italian UniCredit Group. Thus, BA-CA is part of a strong European banking network which serves more than 28 million customers via 7,000 offices in 20 countries. By joining forces, the new Group will significantly strengthen its position in Central and Eastern Europe, increasing the number of outlets to some 2,800 and the number of clients to around

16 million.

Enquiries:

Bank Austria Creditanstalt, International Press Relations
Ildiko Fueredi-Kolarik, phone: +43-50505-56102, e-mail: ildiko.fueredi-kolarik@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2005

Bank Austria Creditanstalt

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Press Release

11.11.2005

BA-CA arranges 30 million dollar facility for Russia's International Industrial Bank (IIB)

- **Successful debut of IIB on the international loan market**
- **Contract is signed in Vienna today**

The facility agreement for Russia's International Industrial Bank (IIB) is being signed in Vienna today. Bank Austria Creditanstalt (BA-CA) and Bankgesellschaft Berlin AG jointly arranged the debut of IIB on the international loan market. The transaction volume is 30 million US dollars. In addition, BA-CA acted as bookrunner, thus being responsible for placing the facility on the international market.

The syndication was successful and significantly oversubscribed. The loan will be used for refinancing purposes; the tenor of the loan is one year with a 1-year extension option. This year the Russian market has been characterized by strong activity. It also has great potential for bank transactions in the future.

IIB was founded in 1992, being Russia's fifth-largest bank according to IFRS equity. BA-CA together with HVB Group rank among the leading arrangers of syndicated loans in Central and Eastern Europe. BA-CA operates the leading banking network in the region, operating more than 1,100 offices in 11 countries. Some 19,500 employees serve more than 5.4 million customers.

Enquiries: Bank Austria Creditanstalt, Syndication & Loan Markets
Markus Pieringer, phone +43 (0)5 05 05-43134; e-mail: markus.pieringer@ba-ca.com

Copyright by Bank Austria Creditanstalt AG 2002 - 2005

Bank Austria Creditanstalt

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Press Release

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 09 2006
WASH. D.C.
185

10.11.2005

BA-CA results for the first nine months of 2005: Strong performance of Bank Austria Creditanstalt

- **Net income before taxes rises by 70 per cent to EUR 1.1 billion**
- **Profit after taxes rises by 86 per cent to EUR 824 million**
- **Growth driven by CEE business**
- **Business combination of UniCredit and HVB makes Bank Austria Creditanstalt the clear number one in CEE: BA-CA's market increases fourfold to 400 million people**

In the first nine months of 2005, Bank Austria Creditanstalt (BA-CA) significantly improved its results compared with the same period of the previous year. Net income before taxes rose by 69.7 per cent to EUR 1.1 billion (first nine months of 2004: EUR 655 million), a figure which also reflects one-off effects of EUR 193.5 million. Adjusted for these one-off effects, net income before taxes increased by 40.1 per cent to EUR 917 million. Net income after taxes and minority interests rose by 86.4 per cent to EUR 824 million (2004: EUR 442 million). Excluding one-off effects, net income after taxes and minority interests improved by an impressive 50.5 per cent to EUR 665 million. Central and Eastern Europe continues to drive the growth of operating activities. The Central and Eastern Europe (CEE) business segment more than doubled its net income after taxes from EUR 197 million to EUR 442 million. Business with private customers and large corporates as well as the International Markets business segment also contributed to the improvement in results.

BA-CA's CEO Erich Hampel: "We are making very good progress. Our hard work and focused approach of the past years are paying off. We are gradually making improvements in Austria and we benefit from our strategy of expansion in Central and Eastern Europe. The business combination with UniCredit will further substantially strengthen Bank Austria Creditanstalt." Plans envisage that the CEE Division of the new UniCredit Group will be located within Bank Austria Creditanstalt. As a result, BA-CA's network in CEE would grow from about 1,000 to a total of 2,800 branches, total assets in CEE would increase from EUR 32 billion to some EUR 80 billion. The number of employees would more than double from 19,000 to over 50,000. It is also envisaged that Bank Austria Creditanstalt will assume responsibility for operations in Russia, Ukraine, Turkey and the Baltic states. This will make Bank Austria Creditanstalt the clear number one in Central and Eastern Europe – more than twice as large as the number two in the region. Erich Hampel: "At present we are responsible for a market of 100 million people, in the future this number will be 400 million people. This is a tremendous opportunity for our customers, employees and shareholders. It is a guarantee for growth."

Items in the income statement

BA-CA's net interest income for the first nine months of 2005 was EUR 1,925 million, an increase of 7.3 per cent over the first nine months of the previous year (2004: EUR 1,794 million). The net charge for losses on loans and advances was EUR 316 million, virtually matching the figure for the same period of the previous year (2004: EUR 309 million). Net interest income after losses on loans and advances thus rose by 8.4 per cent to EUR 1,609 million (2004: EUR 1,485 million).

Net fee and commission income increased by 12.4 per cent to EUR 1,047 million (2004: EUR 932 million). The net trading result also developed favourably, rising by 28.4 per cent to EUR 186 million (2004: EUR 145 million). General administrative expenses increased by 4.5 per cent to EUR 1,917 million (2004: EUR 1,835 million) as a result of exchange rate effects, growth in CEE and changes in the group of consolidated companies.

Operating profit amounted to EUR 905 million, an increase of 29.5 per cent over the first nine months of the previous year (2004: EUR 699 million).

Net income from investments was EUR 269 million (2004: EUR 9 million). This figure mainly reflects proceeds of EUR 130 million from the sale of shares in Investkredit, and the effects from the acquisition of Banca Tiriac in Romania in September 2005, which was effected by

way of an exchange of shares. The gain realised in this connection was EUR 123.5 million. A provision of EUR 60 million has been made for restructuring costs relating to the reorganisation of the SMEs business segment, which is aimed at enhancing profitability in this segment. On balance, one-off effects in the third quarter of 2005 were EUR 193.5 million.

Bank Austria Creditanstalt's net income before taxes reached EUR 1,111 million, an increase of 69.7 per cent over the previous year (2004: EUR 655 million). Minority interests rose to EUR 79 million (2004: EUR 47 million). Net income after taxes and minority interests increased by 86.4 per cent to EUR 824 million (2004: EUR 442 million).

The following key financial data have been calculated on the basis of these results:

- The return on equity before taxes (ROE) rose significantly, to 20.1 per cent (2004: 13.5 per cent). Adjusted for one-off effects, the ROE before taxes was 16.6 per cent.
- The return on equity after taxes increased to 16 per cent (2004: 9.7 per cent). Adjusted for one-off effects, the ROE after taxes was 12.9 per cent.
- The cost/income ratio improved from 64.6 per cent to 61.1 per cent.
- Earnings per share increased from EUR 3.01 to EUR 5.61. Adjusted for one-off effects, earnings per share were EUR 4.53.
- The Tier 1 capital ratio was 7.59 per cent, after 7.85 per cent at the end of 2004.

Business segment results

Bank Austria Creditanstalt divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, and International Markets. The bank also shows results for its Corporate Center.

Austria and the region of Central and Eastern Europe are the core markets of Bank Austria Creditanstalt. BA-CA's banking subsidiaries in Central and Eastern Europe significantly increased their combined net income before taxes by 34.2 per cent to EUR 459 million (2004: EUR 342 million). After consolidation effects and the one-off effect resulting from the exchange of shares with Banca Tiriac, net income before taxes in the **CEE business segment** was EUR 526 million (2004: EUR 254 million). Net income after taxes was EUR 442 million, 124.4 per cent higher than the figure of EUR 197 million for the first nine months of the previous year.

Bank Austria Creditanstalt completed its most recent acquisition project with Banca Tiriac in Romania in September 2005. The merger of BA-CA's banking subsidiary HVB Bank Romania and Banca Tiriac has been initiated. The combination of the banks was carried out by way of an exchange of shares and a purchase of shares. A gain realised in this connection amounted to EUR 123.5 million. Bank Austria Creditanstalt now holds 50 per cent plus one share in Banca Tiriac. After the merger of the two banks, BA-CA will hold a majority interest of 50 per cent plus one share in the new bank and will be responsible for managing the bank's business. With total assets of EUR 2.1 billion, 72 branches and over 720,000 customers, the new bank will be a strong number four in Romania. And with a market share of 7.5 per cent, it will rank ahead of the Romanian savings bank CEC (5.9 per cent, number five).

The CEE business segment also improved its operating performance, with operating profit rising by 39.8 per cent from EUR 289 million to EUR 404 million. The ROE after taxes reached 29.2 per cent (2004: 16.0 per cent). The cost/income ratio declined from 59.2 per cent to 54 per cent.

In the first nine months of 2005, net income after taxes generated by the **Private Customers Austria** segment was EUR 129 million, an increase of 39 per cent over the same period of the previous year (2004: EUR 93 million). This reflects primarily the bank's market initiative and the reorganisation of back-office activities: in November 2004, the bank transferred back-office activities and the processing of payment transactions to separate companies, which were combined within BA-CA Administration Services in October 2005. The idea behind this move was to separate front-office operations from back-office and settlement activities. The most recent number of customers demonstrates that this strategy is successful: the bank has won 20,000 new customers in Austria so far in 2005. Today Bank Austria Creditanstalt serves about 1.85 million customers in almost 400 branches in Austria. The return on equity after taxes in the Private Customers Austria segment was 18.8 per cent (2004: 16.2 per cent). The cost/income ratio also improved from 78.3 per cent to 75 per cent.

The **SMEs Austria** segment achieved an operating profit of EUR 33 million in the first nine months of 2005, an increase of 83.3 per cent over the same period of the previous year

(2004: EUR 18 million). As announced previously, BA-CA has started an extensive work programme in 2005 to enhance profitability in the SMEs segment on a sustainable basis. The objective is to generate at least the cost of capital by 2007 (the cost of capital is between 8 and 9 per cent). The work programme includes optimising the entire process chain in business with small and medium-sized companies. Bank Austria Creditanstalt has already implemented an important objective by establishing BA-CA Administration Services, a company in which the bank's entire back-office and settlement activities, including those for the SMEs segment, have been combined. A provision of EUR 60 million has been made for restructuring costs relating to the reorganisation and process adjustments of the SMEs business segment. As a result, the business segment recorded a net loss after taxes of EUR 20 million (2004: net income after taxes of EUR 12 million). The return on equity after taxes was -2.8 per cent (2004: 1.7 per cent). The cost/income ratio was 62.3 per cent (2004: 61.5 per cent).

In the **Large Corporates and Real Estate** segment, net income after taxes was EUR 235 million, 72.8 per cent higher than in the previous year (2004: EUR 136 million). The result of this segment reflects the sale of shares in Investkredit. Nevertheless, operating profit in this business segment improved by 4.9 per cent from EUR 205 million to EUR 215 million. The return on equity after taxes reached 21.5 per cent (2004: 12.1 per cent). The cost/income ratio was 46.1 per cent (2004: 47.9 per cent).

The **International Markets** segment generated net income after taxes of EUR 98 million, an increase of 44.1 per cent over the previous year (2004: EUR 68 million). The return on equity after taxes was 55.9 per cent (2004: 44 per cent). The cost/income ratio was 55.3 per cent (2004: 54.3 per cent).

BA-CA's **Corporate Center** recorded a net income after taxes of EUR 19 million (2004: a net loss after taxes of EUR 17 million).

Inclusion of results in the business segments of HVB Group
Net income before taxes generated by BA-CA is included in HVB Group's business segment results in the following way: calculated refinancing costs and other consolidation effects are deducted from the amount of EUR 1,111 million. The remaining amount of EUR 1,017 million is apportioned to HVB Group's business segments: EUR 901 million to the Austria and CEE segment, EUR 115 million to Corporates & Markets, and EUR 1 million to Other Items.

Balance sheet
As at 30 September 2005, Bank Austria Creditanstalt's total assets amounted to EUR 156 billion, an increase of 6.5 per cent over the year-end 2004 figure (31 December 2004: EUR 146.5 billion). Growth was recorded mainly in customer business and in investments.

On the assets side of the balance sheet, loans and advances to, and placements with, banks were EUR 23.2 billion, virtually matching the level at the end of the previous year (2004: EUR 24.0 billion). Trading assets rose by 1.6 per cent to EUR 18.9 billion (2004: EUR 18.6 billion). Loans and advances to customers increased by 6.7 per cent to EUR 86.7 billion (2004: EUR 81.3 billion). Investments rose by 10.5 per cent to EUR 19.1 billion (2004: EUR 17.3 billion).

On the liabilities side, amounts owed to banks increased by 8.7 per cent to EUR 43.4 billion (2004: EUR 39.9 billion). Amounts owed to customers rose by 5.7 per cent to EUR 61.1 billion (2004: EUR 57.9 billion). Liabilities evidenced by certificates increased by 0.6 per cent to EUR 19.7 billion (2004: EUR 19.6 billion). Shareholders' equity (including minority interests) rose by 15.1 per cent to EUR 8.1 billion (2004: EUR 7.1 billion). Thus Bank Austria Creditanstalt's capital base is by far the strongest of any bank in Austria.

As at 30 September 2005, staff numbers in the BA-CA Group totalled 30,119, an increase of 788 over the previous year (30 September 2004: 29,331 employees).

Outlook for 2005
On the basis of the favourable development of business and the one-off effects, Bank Austria Creditanstalt is raising its full-year target for net income before taxes from EUR 1.1 billion to over EUR 1.3 billion. This compares with a net income before taxes of EUR 859 million generated by Bank Austria Creditanstalt in 2004.

Enquiries:
Bank Austria Creditanstalt Press Relations
Martin Hehemann, tel.: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, tel.: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

Income statement of Bank Austria Creditanstalt for the first nine months **of** 2005

	1 Jan.- 30 Sept. 2005 in EUR m	1 Jan. – 30 Sept. 2004 in EUR m	Change in EUR m	Change in %
Net interest income	1,925	1,794	131	7.3
Losses on loans and advances	-316	-309	-7	2.2
Net interest income after losses on loans and advances	1,609	1,485	125	8.4
Net fee and commission income	1,047	932	116	12.4
Net trading result	186	145	41	28.4
General administrative expenses	-1,917	-1,835	-82	4.5
Balance of other operating income and expenses	-22	-28	7	-23.8
Operating profit	905	699	206	29.5
Net income from investments	269	9	260	>100
Amortisation of goodwill	0	-54	54	-
Allocation to provisions for restructuring costs	-60	0	-60	-
Balance of other income and expenses	-3	0	-3	>100
Net income before taxes	1,111	655	456	69.7
Taxes on income	-208	-165	-43	25.9
Net income	903	490	414	84.5
Minority interests	-79	-47	-32	66.6
Net income after taxes and minority interests	824	442	382	86.4

Income statement of Bank Austria Creditanstalt by quarter

	Q3 2005 in EUR m	Q2 2005 in EUR m	Q1 2005 in EUR m	Q4 2004 in EUR m	Q3 2004 in EUR m
Net interest income	643	686	596	647	609
Losses on loans and advances	-108	-98	-110	-89	-102
Net interest income after losses on loans and advances	536	588	486	558	507
Net fee and commission	381	336	330	301	317

income					
Net trading result	68	39	79	88	55
General administrative expenses	-646	-637	-634	-644	-620
Balance of other operating income and expenses	-7	1	-15	-57	-3
Operating profit	332	328	245	246	255
Net income from investments	229	5	35	-17	-11
Amortisation of goodwill	0	0	0	-22	-18
Allocation to provisions for restructuring costs	-60	0	0	0	0
Balance of other income and expenses	-1	-2	0	-3	2
Net income before taxes	500	331	280	204	227
Taxes on income	-92	-63	-53	-23	-54
Net income	409	268	227	181	173
Minority interests	-38	-21	-20	-14	-16
Net income after taxes and minority interests	371	246	207	167	157

Business segments – first nine months of 2005 / first nine months of 2004

Balance sheet of Bank Austria Creditanstalt at 30 September 2005

Assets	30 Sept. 2005 in EUR m	31 Dec. 2004 in EUR m	Change in EUR m	Change in %
Cash and balances with central banks	4,082	2,724	1,359	49.9
Trading assets	18,864	18,575	289	1.6
Loans and advances to, and placements with, banks	23,189	23,995	-806	-3.4
Loans and advances to customers	86,742	81,260	5,482	6.7
- Loan loss provisions	-3,261	-3,305	44	-1.3
Investments	19,142	17,316	1,825	10.5
Property and equipment	1,108	1,122	-14	-1.3

Intangible assets	1,360	1,133	228	20.1
Other assets	4,793	3,700	1,093	29.5
Total assets	156,019	146,521	9,499	6.5

Liabilities and shareholders' equity	30 Sept. 2005 in EUR m	31 Dec. 2004 in EUR m	Change in EUR m	Change in %
Amounts owed to banks	43,408	39,927	3,481	8.7
Amounts owed to customers	61,148	57,856	3,292	5.7
Liabilities evidenced by certificates	19,737	19,617	120	0.6
Trading liabilities	9,866	8,930	936	10.5
Provisions	3,961	3,757	205	5.5
Other liabilities	4,225	4,063	163	4.0
Subordinated capital	5,527	5,291	236	4.5
Shareholders' equity	8,147	7,081	1,067	15.1
of which: minority interests	613	439	174	39.8
Total liabilities and shareholders' equity	156,019	146,521	9,499	6.5

Copyright by Bank Austria Creditanstalt AG 2002 - 2005

Bank Austria Creditanstalt

Banking for success.

Interim Report at 30 September 2005

A Member of HVB Group

Bank Austria Creditanstalt at a Glance

Bank Austria Creditanstalt shares – key data	1 Jan.–30 Sept. 2005	2004	Change
Share price at end of period	€ 92.99	€ 66.50	39.8 %
High/low (intraday)	€ 95.45/€ 62.01	€ 66.6/€ 40.81	
Earnings per share in accordance with IFRSs (annualised)	€ 7.48	€ 4.14	80.7 %
Price/earnings ratio (end of period)	12.4	16.1	
Total shareholder return (incl. dividend)	42.1 %	66.7 %	
Market capitalisation (end of period)	€ 13.7 bn	€ 9.8 bn	
Average daily turnover in Bank Austria Creditanstalt shares on the Vienna Stock Exchange (single counting)	238,932 shares	152,000 shares	

Income statement figures (in € m)	1 Jan.–30 Sept. 2005	1 Jan.–30 Sept. 2004	Change
Net interest income after losses on loans and advances	1,609	1,485	8.4 %
Net fee and commission income	1,047	932	12.4 %
Net trading result	186	145	28.4 %
General administrative expenses	–1,917	–1,835	4.5 %
Operating profit	905	699	29.5 %
Net income before taxes	1,111	655	69.7 %
Consolidated net income	824	442	86.4 %

Volume figures (in € m)	30 Sept. 2005	31 Dec. 2004	Change
Total assets	156,019	146,521	6.5 %
Loans and advances to customers	86,742	81,260	6.7 %
Primary funds	86,412	82,763	4.4 %
Shareholders' equity (excluding minority interests)	7,534	6,642	13.4 %
Risk-weighted assets (banking book)	76,684	70,887	8.2 %

Key performance indicators (in %)	1 Jan.–30 Sept. 2005	2004	1 Jan.–30 Sept. 2004
Return on equity after taxes (ROE)	16.0	9.8	9.7
Return on assets (ROA)	0.73	0.43	0.42
CEE contribution to net income before taxes	47.4	42.6	38.8
Cost/income ratio	61.1	64.9	64.6
Net interest income/avg. risk-weighted assets (banking book)	3.48	3.58	3.54
Risk / earnings ratio	16.4	16.3	17.2
Provisioning charge/avg. risk-weighted assets (banking book)	0.57	0.58	0.61
Total capital ratio (end of period)	11.6	12.4	12.4
Tier 1 capital ratio (end of period)	7.6	7.9	7.5

Staff	30 Sept. 2005	30 Sept. 2004	Change
Bank Austria Creditanstalt (full-time equivalent)	31,286	29,331	6.7 %
Austria (BA-CA AG and subsidiaries supporting core banking business)	10,149	10,936	–7.2 %
CEE and other subsidiaries	21,137	18,395	14.9 %
of which: Poland	10,033	9,669	3.8 %

Offices	30 Sept. 2005	30 Sept. 2004	Change
Bank Austria Creditanstalt	1,521	1,320	15.2 %
Austria	400	404	–1.0 %
CEE countries and rest of world	1,121	916	22.4 %
of which: Poland	504	468	7.7 %

Comparative figures adjusted to amended and new IFRS rules (see page 16f)

To our shareholders, customers and business partners



***Erich Hampel,** Chairman of the Managing Board of Bank Austria Creditanstalt AG*

Ladies and Gentlemen,

Bank Austria Creditanstalt AG continued the steady upward trend of the past few years with record results in the third quarter of 2005, proving that the bank can achieve sustained earnings growth both in the mature Austrian market and in CEE growth markets. This is also confirmed by the BA-CA share price, which has more than tripled since the initial public offering (+ 240 %) and gained 48 % since the beginning of 2005. And the business combination with UniCredit further substantially improves the outlook for the long-term development of our business.

In the third quarter, Bank Austria Creditanstalt generated a net income before taxes of € 500 m. While this figure includes one-off effects, the larger part relates to operating income components, which continued to improve compared with previous quarters. Net income before taxes for the first nine months rose to € 1,111 m. Excluding the one-off effects, which amounted to almost € 200 m, net income before taxes increased by 40.1 % to € 917 m. This means that, on a pro-rata basis, our results are well above the target for the year as a whole. Earnings per share rose from € 4.01 in the previous year to € 7.48.

Contributions to this strong performance came from the banking subsidiaries in Central and Eastern Europe (CEE) and also from Austrian business segments, where especially the market initiatives in business with private customers have proved effective. In those areas where we identified weaknesses, namely in Austrian business with small and medium-sized companies, we launched a far-reaching programme for enhancing profitability. We have made a provision of € 60 m for restructuring costs, which will be used for financing the reorganisation and process adjustments.

Let me now say a few words about the number 1 topic: after UniCredit's very successful takeover offer to HVB shareholders, UniCredit holds over 88 % of the voting shares in HVB and, directly and indirectly, 88.17 % of the shares in Bank Austria Creditanstalt AG (as at 4 November). This has cleared the way for creating the "first truly European bank", the ninth-largest bank in Europe. It will cover 19 countries, including three of Europe's wealthiest regions (northern Italy, Austria and southern Germany) and the young growth markets in the north, east and south-east of Europe. Growth, economies of scale and supraregional synergies promise a sustained increase in value.

Binding rules and simple structures are required for managing such a large banking group. The basic principles include decentralised responsibility for results and a focused management approach to local markets and local customers. In line with these principles, it is envisaged that under the umbrella of Bank Austria Creditanstalt AG, management responsibility for business in Austria will be separated from management responsibility for business in CEE. Moreover, talks are being held with a view to combining asset management and investment banking operations in the new UCI Group on a supraregional basis. UniCredit is also planning to transfer to Bank Austria Creditanstalt AG all its CEE subsidiaries and its operations in Turkey, as well as HVB's activities in Russia, Ukraine and the Baltic states. In this expanded CEE network, we would serve over 16 million customers in 16 countries with some 58,000 employees. This would make us the clear number 1 in CEE, twice as large as the nearest competitor. The Managing Board welcomes the planned enhancement of Bank Austria Creditanstalt's position in the interests of the bank's shareholders, customers and employees, and also in the interests of Vienna as a business location.

Let's move into new, truly European dimensions with Bank Austria Creditanstalt!

Yours sincerely,

Erich Hampel

Performance of the BA-CA Share

The BA-CA share price gained 40 per cent in the first nine months of the current year to reach € 92.99 on 30 September. Bank Austria Creditanstalt's market capitalisation consequently rose to over € 13.7 bn, representing an increase in value of € 9.4 bn or 220 % since the initial public offering in July 2003.

Share price reflects exchange offer

After rising steadily in the first few months of the year, the BA-CA share started being influenced by takeover speculation from 27 May. On 12 June, the Management Board and the Supervisory Board of HVB Group and the Board of Directors of UniCredit approved the combination of HVB Group and UniCredit. The price of BA-CA shares has by and large tracked the price movements of UCI shares in the ratio of 1 to 19.92.

After UniCredit's shareholders overwhelmingly approved UniCredit's plans at the extraordinary meeting of shareholders in Genoa on 29 July, UniCredit at the end of August launched separate public offers for the exchange of HVB shares and BA-CA shares. 88.14 % of HVB shareholders had accepted UniCredit's offer by the end of the acceptance period on 24 October. UniCredit's voluntary, public takeover offer was available to BA-CA shareholders from 29 August to 31 October. UniCredit offered shareholders 19.92 UCI shares for one BA-CA share, or alternatively an amount of € 79.60 per BA-CA share. 15.6 million BA-CA shares, corresponding to 10.64 % of Bank Austria Creditanstalt's share capital, were tendered for exchange or for acceptance of UniCredit's cash offer during the above period. After the exchange ratios were announced, the acceptance period was again extended for a further 10 trading days (7 to 18 November 2005).

BA-CA share price and UniCredit's exchange offer


EUR
95
90
85
80
75
70
65
60
%
4
3
2
1
0
−1
— BA-CA share price
— Value of UniCredit exchange offer: UniCredit share price multiplied by 19.92
Spread (differential between UniCredit exchange offer and BA-CA share price in per cent)
J F M A M J J A S O N
2005

Banking Environment in the Third Quarter of 2005

During the summer months the **world economy** continued to expand strongly: the dampening effects of rising crude oil prices (up by 13 % quarter on quarter; at the end of September up by 60 % on the previous year) contrasted with ample liquidity, record low capital market rates, higher corporate productivity and profitability and, in key countries, significant increases in asset prices (primarily for real estate). The vigorous entry of China, India and other East Asian emerging markets into the global division of labour provided strong impetus to global growth. The US economy proved to be remarkably robust in the face of natural catastrophes and a continued tightening of monetary policy. Demand within the euro area remained weak as rising energy prices absorbed purchasing power. Nevertheless, the economy revived on the back of stronger export demand (from oil-producing countries; recycling) and improved competitiveness (euro, productivity).

Financial markets saw vacillating expectations as to whether the rise in commodity prices would lead to weaker growth or higher inflation rates and, consequently, to a more restrictive monetary policy. Oil prices peaked in the wake of the hurricanes around the middle and the end of August (Brent 68 $/bl and 66 $/bl, respectively), initially coinciding with pessimism about growth and bouts of US dollar weakness. In September and especially in October, however, expectations of rising interest rates predominated. Following the eleventh increase of the Fed's key interest rate, the US dollar again appreciated against the euro (and even more strongly against the yen) to a level of about USD 1.20 / EUR, additionally supported by a wider interest rate differential. Long-term euro yields fell (as a result of heavy investment from the Far East and from oil-producing countries) to an all-time low of 3.024 % on 22 September.

In **Austria**, industrial companies benefited from export growth but consumption was weak. The banking industry experienced a sluggish trend in business volume and continued pressure on margins, all the more so as market rates fell to new lows. Rising net exports were the mainstay of growth in **CEE** countries, too. Following the special effect resulting from EU enlargement in 2004, and after the weak start in 2005, economic growth in CEE rose significantly (with real GDP in the CEE-11 region up by over 4 % y-o-y). In the third quarter, CEE currencies (especially PLN, CZK and RON) remained stable against the euro, and short-term interest rates were characterised by a more pronounced convergence to euro levels. Yet continued monetary expansion led to strong growth in the banking sector, with loans and deposits growing by 15 % and 12 %, respectively.

▶ **Record results in Q3:** net income before taxes reached € 500 m, enhanced by one-off effects. Continued growth, targeted allocation of capital and improved profitability further increased the operating performance compared with the previous quarter.

▶ **Results for first nine months above target:** net income before taxes was € 1,111 m, significantly higher – on a pro-rata basis – than the target for the year as a whole. Consolidated net income up by 86 % to € 824 m, ROE after taxes rose to 16.0 % (adjusted, 12.9 %). Earnings per share (annualised): € 7.5, after € 4.0 in 2004.

▶ **Well-balanced profit growth:** CEE and Austrian business segments contributed to the increase in profits in the ratio of 60 to 40.

▶ **High quality of results:** net interest income and net fee and commission income increased from quarter to quarter. Again good results from trading activities.

▶ **Targeted growth:** volume (RWA) up by 8 %; within the total figure, 23 % increase in CEE, and Austrian private customer business up by 20 %.

▶ **Risk and costs remained under control despite expansion:** cost/income ratio declined to 61.1 % in the first nine months (previous year: 64.6 %); risk/earnings ratio 16.4 % after 17.2 % in the previous year.

Record Results in the Third Quarter of 2005

Bank Austria Creditanstalt's **net income before taxes** for the third quarter was a record **€ 500 m**. This figure includes one-off income of € 253 m, which was partly reinvested as a provision for restructuring costs (€ 60 m) in the SMEs Austria business segment. Even without these special factors, however, net income before taxes amounted to € 306 m – over one-third more than for Q3 2004. At € 332 m, operating profit exceeded the preceding quarter. Thus the bank has continued its steady upward trend. The quality of results also provides a strong base for positive developments in the future:

▷ We further improved **net interest income and net fee and commission income**, the "sustainable" revenue components, despite the usual seasonal fluctuations in dividend income.

▷ Contributions to this performance came from the Austrian **business segments** and our growth market Central and Eastern Europe (CEE). In Austria, the increase in net fee and commission income underlines the upward trend and structural improvement in customer business. The strong expansion of business in CEE leads to a strong increase in core net interest income.

▷ The bank continued to **expand** strongly in highly profitable business segments. Overall, the banking book (risk-weighted assets, RWA) in Austria, including International Markets, remained at a constant level. Within the total, the figure for business with private customers in Q3 rose by 5 % compared with Q2 and by 20 % as against the previous year. In CEE, volume increased by 7 % from Q2 to Q3 and was 25 % higher than in the third quarter of 2004.

Continued growth in profitable segments

▷ **Costs** and **risk provisioning** remained under control: in the third quarter, the cost/income ratio declined to 59.5 %, mainly as a result of tight cost management in Austria. The net charge for losses on loans and advances did not change to any significant extent and remained within budgeted figures. A slight improvement was seen in the Austrian business, while the provisioning charge in Central and Eastern Europe increased slightly due to expansion in business.

The above-mentioned **one-off effects** are reflected in income statement items shown below operating profit. With the sale of shares in Investkredit Bank AG, clear-cut competitive conditions have been created in the related market segment. The gain of € 130 m on the sale is included in net income from investments.

In Romania, as announced, we significantly improved our market position by integrating our subsidiary with Banca Comerciala "Ion Tiriac" S.A., Bucharest. With these two banks we combine complementary business models into a strong, new unit whose market share is close to 10 %. Through this transaction, the retail banking strengths of Banca Tiriac ideally complement the corporate banking expertise of HVB Romania. The acquisition

Continued revenue growth



€ m
1,000
900
800
700
600
500
400
300
200
100
0
27
100
35
48
28
98
54
515
542
574
599
568
588
589
297
319
317
301
330
336
381
Q1/04
Q2/04
Q3/04
Q4/04
Q1/05
Q2/05
Q3/05
Dividends
Net interest income excl. dividends
Net fee and commission income

Expansion in Romania

of 50 % plus one share was effected mainly by way of an exchange of shares. In this connection, we realised a gain that resulted from the increase in our subsidiary's value. This gain amounted to € 123.5 m and is reflected in net income from investments (for details see note 4 on page 18).

As part of the implementation of our programme to enhance efficiency in business with Austrian small and medium-sized companies we have made a provision of € 60 m for restructuring costs. This amount is used for financing concrete projects aimed at streamlining back-office processes.

Key performance ratios by quarter

In %	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q3*)
Earnings per share in € (annualised)	4.27	4.54	5.63	6.71	10.10	5.77
ROE after taxes	10.1	10.4	12.3	14.4	20.9	12.0
Net interest income/RWA	3.51	3.67	3.32	3.73	3.41	
Provisioning charge/RWA	0.59	0.51	0.61	0.53	0.57	
Risk/earnings ratio	16.8	13.8	18.5	14.3	16.7	
Cost/income ratio	63.4	65.8	64.1	59.9	59.5	

*) adjusted for one-off effects explained in the report;
RWA = average risk-weighted assets (banking book)

Bank Austria Creditanstalt's Results for the First Nine Months of 2005

The upward trend in the year to date and the outstanding results for the third quarter have resulted in net income before taxes of € 1,111 m for the first nine months of 2005, an increase of € 456 m or 70 % over the same period of the previous year. Excluding one-off income and the allocation to the provisions for restructuring costs, the figure is still € 917 m. BA-CA is well above target in pro-rata terms, even after adjustment for one-off effects.

Higher earnings at all levels

€ m	1–9/2005	Change over prev. year	
Operating revenues after provisioning charge	2,843	+282	+11 %
Gen. administrative expenses	−1,917	−82	+5 %
Operating profit	905	+206	+30 %
Net income before taxes	1,111	+456	+70 %
adjusted for one-off effects	*917*	*+263*	*+40 %*
Consolidated net income	824	+382	+86 %
adjusted for one-off effects	*665*	*+222*	*+50 %*

One-off effects: + € 130 m Investkredit, + € 123 m Romania;
– € 60 m allocation to provisions for restructuring costs

Consolidated net income (after minority interests) for the first nine months of 2005 came to € 824 m (+86 %, or +50 % without one-off effects). Earnings per share rose from € 4.01 to € 7.48 on an annualised basis (or € 6.04 adjusted for one-off effects). Return on equity after taxes climbed to 16.0 % (adjusted: 12.9 %). In this context, it should be noted that Bank Austria Creditanstalt has a very strong capital base compared with other banks in Austria. At the end of September, the Tier 1 capital ratio was 7.6 %. The ratio of IAS shareholders' equity to risk-weighted assets (RWA), at 10.6 %, is also an indication that the Group is overcapitalised to some extent.

Operating profit (€ 905 m), not affected by one-off effects, is 30 % up on the level of the previous year. This was attributable to an 11 % rise in operating revenues (adjusted for the provisioning charge), with costs rising much more slowly (+ 5 %).

All income components contributed to the bank's higher operating profit. **Net interest income** rose by € 131 m (7.3 %), which is entirely attributable to the expansion of operations in CEE where margins, despite a growing convergence of interest rates, are still much higher than in the euro area. In Austria, only the Private Customers segment was able to cushion narrowing margins through successful new business in the area of financings. The **provisioning charge**, especially in the SMEs Austria segment, was lower than originally expected at the beginning of the year. Overall, the provisioning charge was only 2.2 % above the previous year's level. The increase is mainly explained by the bank's expansion in CEE and exchange rate effects.

The € 116 m (12.4 %) increase in **net fee and commission income** – achieved in equal measure in Austria and in CEE – marks one of the bank's outstanding successes in the current year. This development is the result of a revival in custody business, the success of structured investment products, trade finance activities, and the encouraging response received from corporate customers in the areas of advisory services and new issue business.

After the weaker performance of the previous quarter following the market turbulences in the spring, the **net trading result** for the third quarter was again good. The stabilisation of financial markets in emerging regions and foreign exchange trading activities mainly contributed to this improvement. The net trading result for the first nine months came to € 186 m, 28 % up on 2004 and one-tenth above three-quarters of the total figure for the previous year, and underlined its role as a stable source of revenue.

The moderate rise of € 82 m or not quite 5 % in **general administrative expenses** is largely attributable to the CEE business segment (+ € 75 m), especially the SEE countries which are experiencing strong organic growth and acquisitions (+ € 19 m), and countries whose currency strongly appreciated against the euro in a year-on-year comparison. In Austria, general administrative expenses remained virtually unchanged. The cost/income ratio fell by 3.5 percentage points to 61.1 % over the previous year, and is now approaching 60 %.

An analysis of the income statement requires **exchange rate effects** arising from the conversion of the CEE-based financial statements to be taken into account. The appreciation of currencies was most pronounced in the period between mid-2004 and March 2005, and the exchange rates have since been fluctuating around the March 2005 levels. These developments are therefore above all reflected in the comparison with the previous year. The exchange rate changes affect both income and expense items, and largely offset one another in the results. For this reason, they hardly impact the overall picture. A year-on-year comparison shows a positive exchange rate effect – including hedging costs – of about € 24 m or approximately 2 % of net income before taxes.

Strong equity capital base in accordance with IASs



%
11
10
9
8
7
6
7.7%
8.4%
7.8%
9.4%
10.0%
10.6%
5,617
6,071
5,260
6,178
7,081
8,147
€ m
10,000
8,000
6,000
4,000
2,000
2000
2001
2002
2003
2004
2005
Shareholders' equity (incl. minority interests)
IAS equity in % of risk-weighted assets (RWA)

Business segment results for January to September 2005

Private Customers Austria

€ m	1–9/2005	1–9/2004	Change	
Operating revenues[1]	904	862	42	4.9 %
... after net charge for losses on loans and advances	834	803	32	3.9 %
General administrative expenses	−678	−675	−3	0.4 %
Operating profit	156	127	29	22.7 %
Net income before taxes	167	127	40	31.4 %
Net income	129	93	36	39.2 %
... share of Group total	15 %	19 %		
Equity – share of Group total	12 %	12 %		
ROE before taxes	24.2 %	22.2 %		
ROE before taxes, adjusted[2]	22.9 %	22.2 %		
ROE after taxes[3]	18.8 %	16.2 %		
ROE after taxes, adjusted	17.9 %	16.2 %		

1) net interest income, net fee and commission income, net trading result, other operating income and expenses
2) adjusted for one-off effects
3) net income (p. a.)/allocated equity (average for the period)
The footnotes apply to all tables in this section of the interim report.

Sales success more than offsets decline in margins

Austrian private customer business generated good results for the third quarter. Net income before taxes (€ 81 m) doubled relative to the average figure for the past one and a half years. In the first nine months, net income before taxes rose by 31 % year on year, and net income after taxes was 39 % higher than a year ago. The ROE after taxes increased to just under 19 %. We are proud of these results, all the more so as the environment in which we operate was characterised by intense competition, stagnant market volume, and above all by an erosion of margins that started a long time ago and has accelerated since the middle of 2005. Nevertheless, operating revenues in the first nine months rose by just under 5 % compared with the previous year. The strongest contribution to this increase came from significant growth of financing volume – up by 15 % on the previous year – and from the success of innovative investment products in the asset management sector. There was only little change in general administrative expenses (+ 0.4 %).

At € 510 m, net interest income matched the previous year's level (+ 0.5 %). Declining margins on assets-side business were more than offset by growth in construction and housing finance and consumer loans. This development reflects the sharper focus on sales, the structured sales process and campaign management activities, all of which are part of our multi-year "Fit for Sales" programme and have been given priority in the preceding quarters. These efforts helped to counteract the even stronger decline in margins in the area of deposits, particularly savings deposits. The provisioning charge increased, as was to be expected in view of business expansion in a difficult economic environment, and absorbed 13.7 % of net interest income.

The main contribution to revenue growth in the Private Customers Austria segment came from net fee and commission income (+11.2 %). In addition to successful card business operations, this increase was due to securities business in a wider sense. Net inflows of funds rose by more than 70 % as a result of successful sales of capital-guaranteed bonds and mutual funds of AMG and Capital Invest – sales tripled to € 966 m compared with the previous year, most recently thanks to "R.I.CH", an attractive Russia/India/China mutual fund offered with a capital guarantee and a peak-value guarantee. At the end of September, assets under management at the BA-CA Group totalled € 33.1 bn, an increase of 5 % over the level at the end of June. This figure includes the volume of business in CEE (almost € 2 bn), which rose by 25 % in the past three months alone.

Continued strong net inflow of funds thanks to guarantee products and theme funds

SMEs Austria

€ m	1–9/2005	1–9/2004	Change	
Operating revenues	452	458	–6	–1.2 %
... after net charge for losses on loans and advances	314	299	15	5.2 %
General administrative expenses	–282	–282	0	0.0 %
Operating profit	33	18	15	87.6 %
Net income before taxes	–27	17	–44	–258.2 %
Net income	–20	12	–32	–269.7 %
... share of Group total	–2 %	3 %		
Equity – share of Group total	13 %	14 %		
ROE before taxes	–3.8 %	2.5 %		
ROE before taxes, adjusted	4.6 %	2.5 %		
ROE after taxes	–2.8 %	1.7 %		
ROE after taxes, adjusted	3.4 %	1.7 %		

Business with Austrian small and medium-sized companies (SMEs) was confronted with weak economic growth and excess liquidity in the business sector. This situation was reflected in falling demand for investment finance and working capital loans; the latter was additionally affected by narrowing margins. A slight improvement in sight and time deposits failed to offset these developments. Net interest income was over 5 % lower than a year earlier. This decline was largely offset by increased net fee and commission income, especially from sales of derivatives used for interest-rate/exchange-rate/liquidity management, from electronic banking services for businesses and from securities business. Overall, operating revenues were only slightly lower, by 1 %, than in the previous year. We reduced the net charge for losses on loans and advances by 13 % or € 21 m by reviewing exposures. This was the main factor which helped boost operating profit from € 18 m in the previous year to € 33 m.

However, this improvement cannot obscure the major structural challenges faced by the SMEs business segment. The provisioning charge still absorbs close to one half of net interest income. With 13 % of total equity allocated to this segment, it generates only 4 % of the bank's operating profit and accounts for 15 % of total costs. As a result of the allocation to provisions for restructuring costs, net income and ROE were negative. Even after adjustment for this effect, the ROE after taxes in this segment was 3.4 %, lower than the bank's cost of capital, which is between 8 % and 9 % after taxes.

A stronger focus on advisory services, the standardisation and automation of day-to-day business, risk-adjusted lending terms and other measures are pointing in the right direction; however, cost efficiency needs to be further improved. For this reason we have made a provision for restructuring costs and allocated € 60 m to the provision in the third quarter. It is used for necessary reorganisation measures and adjustments of back-office and settlement procedures.

Large Corporates and Real Estate

€ m	1–9/2005	1–9/2004	Change	
Operating revenues	442	441	1	0.2 %
... after net charge for losses on loans and advances	419	416	3	0.8 %
General administrative expenses	–204	–211	7	–3.5 %
Operating profit	215	205	11	5.2 %
Net income before taxes	328	181	147	81.0 %
Net income	235	136	99	72.5 %
... share of Group total	30 %	28 %		
Equity – share of Group total	20 %	23 %		
ROE before taxes	30.0 %	16.1 %		
ROE before taxes, adjusted	19.0 %	16.1 %		
ROE after taxes	21.5 %	12.1 %		
ROE after taxes, adjusted	14.7 %	12.1 %		

In the third quarter the Large Corporates and Real Estate segment faced a difficult environment mainly characterised by ample liquidity in the business sector. Moreover, in connection with the review of loan portfolios, risk-weighted assets were further reduced as planned, which had a dampening effect on volume and interest income. Nevertheless, the business segment improved its operating performance. Operating profit rose by 5 % to € 215 m, and accounted for close to one-quarter of the bank's total operating profit. The improvement resulted from stable operating revenues (+0.8 % after the provisioning charge) while general administrative expenses declined (–3.5 %). Net income (€ 235 m) reflects the gain on the sale of shares in Investkredit, which is included in net income from investments (with € 121 m recognised in this business segment). Excluding one-off effects, net income was over € 160 m. The ROE after taxes was 14.7 % even after adjustment for one-off effects.

Excess liquidity in corporate sector dampens business with large companies

A slight decrease of 3 % in net interest income was more than offset by an 11 % increase in net fee and commission income in the Large Corporates and Real Estate segment, too. Net interest income reflected a decline in dividend income resulting from the reduction of equity interests, whereas core net interest income rose. The sub-segment comprising commercial real estate finance customers continued to expand strongly, in terms of both volume and revenue. BA-CA Leasing also achieved strong growth. There was persistent pressure on margins in business with large corporates and public-sector customers. Export finance and guarantee business developed favourably. Excess liquidity in the business sector led to a strong increase in time deposits, with pressure on margins. In fee-based business, we used derivatives in all areas of the business segment, thereby expanding our leading market position and generating satisfactory income. CA IB Corporate Finance, BA-CA's M&A subsidiary, completed large projects in the third quarter, including the buy-side participation in the privatisation of steelworks in Turkey (Erdemir) and in Ukraine (Kriworischstal) with a total volume of € 6 bn, the sale of Antenna Hungaria to Swisscom Broadcasting and the completion of the partial privatisation of Postbus GmbH in Austria.

International Markets (INM)

€ m	1–9/2005	1–9/2004	Change	
Operating revenues	214	198	15	7.7 %
... after net charge for losses on loans and advances	223	198	25	12.5 %
General administrative expenses	–118	–108	–11	9.8 %
Operating profit	105	91	14	15.6 %
Net income before taxes	124	91	32	35.3 %
Net income	98	68	29	42.9 %
... share of Group total	11 %	14 %		
Equity – share of Group total	3 %	3 %		
ROE before taxes	70.8 %	58.8 %		
ROE before taxes, adjusted	70.8 %	58.8 %		
ROE after taxes	55.9 %	44.0 %		
ROE after taxes, adjusted	55.9 %	44.0 %		

The strongest contribution to Q3 profits came from the net trading result and net income from investments, reflecting changing market conditions, while net interest income was weaker. In the first nine months, our trading, sales and origination units generated net income of almost € 100 m, an increase of 43 % achieved despite fluctuating trends in financial markets in the second quarter. With equity allocated to this segment amounting to only 3 %, International Markets accounted for about 11 % of the bank's total net income. The return on equity after taxes amounted to 55.9 %. The increase in general administrative expenses reflected in the segment result is due to the higher allocation of overheads, while costs originating in the INM segment continued to be reduced as in previous years.

This good – and steady – performance reflects the continued expansion of customer business. In the third quarter, we placed three corporate bond issues as lead manager for leading Austrian companies; on account of the overwhelming response, the subscription volume of two of these issues was increased. The successful issue of an innovative basket bond for four medium-sized companies underlines the opportunities also available to this market segment for raising funds on the capital market. Apart from three IPOs in Warsaw and Vienna, the first ABS transaction for BA-CA Leasing involving an amount of € 425 m represented a highlight of the third quarter.

Central and Eastern Europe (CEE)

€ m	1–9/2005	1–9/2004	Change	
Operating revenues	1,090	868	222	25.5 %
... after net charge for losses on loans and advances	993	803	190	23.7 %
General administrative expenses	–589	–514	–75	14.6 %
Operating profit	404	289	115	39.8 %
Net income before taxes	526	254	272	107.0 %
Net income	442	197	245	124.2 %
... share of Group total	47 %	39 %		
Equity – share of Group total	27 %	25 %		
ROE before taxes	34.8 %	20.7 %		
ROE before taxes, adjusted	26.6 %	20.7 %		
ROE after taxes	29.2 %	16.0 %		
ROE after taxes, adjusted	21.1 %	16.0 %		

In the third quarter the CEE business segment repeated the outstanding operating profit of the preceding quarter (€ 145 m). This means that CEE contributed € 404 m or 45 % to BA-CA's

Equity allocated to business segments and their contribution to operating profit



%
40
30
20
10
0
–10
12
17
13
4
20
24
3
12
27
45
25
–1
Private Customers Austria
SMEs Austria
Large Corporates and Real Estate
International Markets
Central and Eastern Europe (CEE)
Corporate Center
Share of average allocated equity
Contribution to operating profit of BA-CA

overall operating profit for the first nine months of 2005, an increase of 40 % over the previous year. Even without the above-mentioned one-off effect that resulted from the integration of our Romanian banking subsidiary with Banca Comerciala "Ion Tiriac" (a net amount of € 123 m resulting from the exchange of shares and included in net income from investments), net income before taxes rose by almost 60 %. The realisation of this gain reflects the favourable trend experienced by our subsidiary in the past few years; while the gain is a one-off effect, it is operating income in nature. Including this effect, net income before taxes doubled to € 526 m, almost half the figure for the bank as a whole. Exchange rate effects accounted for about 5 % of the absolute increase of € 272 m.

The consolidated banking subsidiaries (without items at business segment level, excluding the one-off effect) improved their combined net income before taxes for the first nine months by 34 % in euro terms, or 23 % adjusted for exchange rate changes.

Net income before taxes / CEE banks by region

	First nine months of 2005		Change on previous year		
	€ m	Share in %	+/– € m	+/–%	exchange-rate adjusted
Poland	222	48	+ 62	+ 39	+ 22 %
CZ, SK, H, SLO	149	33	+ 21	+ 16	+ 11 %
SEE	88	19	+ 35	+ 64	+ 54 %
All subsidiaries	459	100	+ 117	+ 34	+ 23 %

Operating revenues were 23 % (adjusted for exchange rate changes, 14 %) higher than in the same period of the previous year, and costs were up by 15 % (and 6 %, respectively). Accounting for three-quarters of the increase in operating revenues, the improvement in net interest income resulted from significant growth of 25 % (adjusted for exchange rate changes, + 16 %) in risk-weighted assets (RWA) and from margins which were still high despite interest rate convergence: expressed as a percentage of RWA, net interest income for the first nine months was 5 % in SEE countries (which saw the strongest expansion of volume), 6.7 % in Poland, and 3.3 % in the other EU member states (compared with 2.3 % in the Austrian customer segments). The positive trend in net fee and commission income (+ 16 % at the level of subsidiaries, + 19 % at the business segment level) shows that fee-based business already accounts for a relatively large proportion of the young CEE operations and that the use of capital market products is advancing.

Monetary growth with good margins and market penetration with banking services support expansion in all regions

The net charge for losses on loans and advances in CEE, adjusted for exchange rate changes, increased by about one-third, largely as a result of organic growth and acquisitions in SEE. Measured as a percentage of net interest income, the provisioning charge in Poland was slightly reduced. Overall, the risk/earnings ratio in the CEE business segment was 13.9 %, lower than for the bank as a whole (16.4 %).

Balance Sheet

The third quarter saw a further expansion of Bank Austria Creditanstalt's total assets. As at 30 September 2005 they were € 156 bn, € 16.1 bn or 11.5 % higher than a year ago, and € 9.5 bn or 6.5 % above the level at year-end 2004.

On the assets side, the increase in the first nine months of the current year is largely attributable to customer business and investments. Loans and advances to customers rose by € 5.5 bn or 6.7 % to € 86.7 bn, with Austria and CEE contributing in equal measure to this increase in absolute terms. Our banking subsidiaries in Poland and the Czech Republic show impressive growth; the strongest growth rates were achieved in South-East Europe, although they started from a low base level. BA-CA succeeded – especially in Austria – in reducing loan loss provisions by 1.3 % since the beginning of the year (by 8.4 % since the third quarter of 2004) despite this expansion. Investments grew by € 1.8 bn or 11 % also in conjunction with increases in Treasury's longer term investment books.

On the liabilities side, primary funds (€ 86.4 bn or 55 % of the balance sheet total) made the strongest contribution to growth (+ € 3.6 bn or 4.4 %), and this was particularly apparent in the area of time deposits. There was little change (– 0.9 %) in the level of savings deposits (€ 17.4 bn) and liabilities evidenced by certificates (€ 19.7 bn, + 0.6 %).

Shareholders' equity expanded by 15.1 % to € 8.1 bn in the first nine months. This was primarily due to the current net income (€ 903 m) despite deduction of the dividend payment (€ 265 m).

Changes in balance sheet data compared with year-end 2004 and with 30 September 2004
Changes in € m and in %



Total assets
+11 %
+6%
of which: Loans and advances to customers
+9 %
+7%
Customer deposits (primary funds)
+7%
+4 %
Shareholders' equity
+20 %
+15 %
0
5,000
10,000
15,000
30 Sept. 2005 compared with 30 Sept. 2004
30 Sept. 2005 compared with 31 Dec. 2004

Capital Resources

The assessment basis pursuant to the Austrian Banking Act (banking book) rose by € 5.8 bn to € 76.7 bn, an increase of 8.2 % over year-end 2004. The rise was due to an expansion of domestic business (especially private customers, large corporates and real estate) and to the growth of the banking subsidiaries in CEE (volume expansion, rising exchange rates, first-time inclusion of Banca Comerciala "Ion Tiriac" and Hebros Bank). Net capital resources increased slightly (+ 1.5 %) from € 8.8 bn to € 8.9 bn. This results in a Tier 1 capital ratio of 7.59 % as at 30 September 2005 (year-end 2004: 7.85 %) and a total capital ratio of 11.61 % (year-end 2004: 12.37 %).

Events after the date of the interim report

The additional acceptance period required by law for UniCredit's exchange offer to HVB shareholders will end on 11 November 2005. 88.14 % of the share capital and of the voting rights of HypoVereinsbank had accepted the exchange offer by the end of the acceptance period on 24 October 2005. This means that the minimum acceptance threshold (a condition precedent) was clearly exceeded.

The acceptance level of UniCredit's offer to BA-CA shareholders had reached 10.64 % by the editorial close of this interim report (as at 4 November 2005). This means that, together with the shares held indirectly through HVB, UniCredit now holds about 88.17 % of the share capital of Bank Austria Creditanstalt. The additional acceptance period required by law will end on 19 November 2005.

Interest rate turnaround at the beginning of the 4th quarter



% p.a.
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
1.75
Q1/04 Q2/04 Q3/04 Q4/04 Q1/05 Q2/05 Q3/05 Q4/05

— Yield on Austrian benchmark bonds 10-year
— Yield on Austrian benchmark bonds 5-year
— 12-month money
— 3-month money

Outlook

Financial markets experienced a sharp turnaround at the beginning of the fourth quarter. The reasons were expectations of a more restrictive central-bank policy in the US and, sooner or later, in Europe on the back of robust growth of the global economy and expectations of higher inflation. In Europe too, sentiment indicators especially in Germany's industrial sector, but also in Austria, are most recently giving cause for greater optimism. Interest rates in Europe have therefore risen strongly in step with US rates. This applies above all to medium-term yields (by 60 basis points), long-term yields (by 45 basis points), and to a lesser degree to the money market (around 1/8).

For banks in the euro area this could lead to hopes that the pressure on margins in money and capital markets could ease after many months of falling interest rates. The question is only how long this development will last. In Austria, the revival in exports, and therefore in industrial activity as a whole, is likely to stimulate investment. But consumers remained very sceptical at the beginning of the final quarter, which is normally characterised by buoyant sales. We expect the economy of Central and Eastern Europe to continue to grow about twice as fast as the Western European economy, and that loans and deposits in CEE will expand even faster. The convergence of interest rates between CEE and the euro area is now being supported by rising interest rates in the latter region. In the coming months, business volume will therefore probably expand with interest rates remaining more or less unchanged.

In light of this mixed scenario, and aware of the possibility of renewed trend reversals on financial markets, we have entered the final quarter with relatively positive expectations. One of the tasks that will be given priority in the current quarter will be to strictly implement our package of measures in the SMEs Austria segment. It is not yet possible to say if the technical handling of the combination of HVB and UniCredit in the final months of the year will have any effects – and if so, what these effects will be – on the financial statements of Bank Austria Creditanstalt.

Given the favourable business trend in the first nine months, and on the basis of the one-off income in the third quarter, we are raising our full-year target for net income before taxes from € 1.1 bn to over € 1.3 bn in line with previous developments.

Target for net income before taxes for 2005 raised

Consolidated Financial Statements

Income statement of the Bank Austria Creditanstalt Group for the first nine months of 2005 compared with the first nine months of 2004 after first-time application effects*)

	(Notes)	1 Jan.– 30 Sept. 2005 €m	1 Jan.– 30 Sept. 2004 €m	Change in €m	Change in %
Interest income		4,166	3,685	481	13.1
Interest expenses		–2,240	–1,891	–350	18.5
Net interest income	(5)	1,925	1,794	131	7.3
Losses on loans and advances	(6)	–316	–309	–7	2.2
Net interest income after losses on loans and advances		**1,609**	**1,485**	**125**	**8.4**
Fee and commission income		1,272	1,159	114	9.8
Fee and commission expenses		–225	–227	2	–0.8
Net fee and commission income	(7)	1,047	932	116	12.4
Net trading result	(8)	186	145	41	28.4
General administrative expenses	(9)	–1,917	–1,835	–82	4.5
Balance of other operating income and expenses	(10)	–22	–28	7	–23.8
Operating profit		**905**	**699**	**206**	**29.5**
Net income from investments		269	9	260	>100
Amortisation of goodwill		0	–54	54	–
Allocation to provisions for restructuring costs		–60	0	–60	–
Balance of other income and expenses		–3	0	–3	>100
Profit from ordinary activities / Net income before taxes		**1,111**	**655**	**456**	**69.7**
Taxes on income		–208	–165	–43	25.9
Net income		**903**	**490**	**414**	**84.5**
Minority interests		–79	–47	–32	66.6
Consolidated net income		**824**	**442**	**382**	**86.4**

Key data

	1 Jan.– 30 Sept. 2005	1 Jan.– 30 Sept. 2004
Earnings per share (in €)	5.61	3.01
Return on equity before taxes (in %)	20.1	13.5
Return on equity after taxes (in %)	16.0	9.7
Cost/income ratio (in %)	61.1	64.6
Risk/earnings ratio (in %)	16.4	17.2

Key data excluding one-off effects

	1 Jan.– 30 Sept. 2005	1 Jan.– 30 Sept. 2004
Earnings per share (in €)	4.53	3.01
Return on equity before taxes (in %)	16.6	13.5
Return on equity after taxes (in %)	12.9	9.7

*) See note 2 on page 16.

Income statement of the Bank Austria Creditanstalt Group by quarter, after first-time application effects*)

€m	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Interest income	1,417	1,436	1,312	1,355	1,250
Interest expenses	–774	–750	–716	–708	–641
Net interest income	643	686	596	647	609
Losses on loans and advances	–108	–98	–110	–89	–102
Net interest income after losses on loans and advances	**536**	**588**	**486**	**558**	**507**
Fee and commission income	443	421	408	390	401
Fee and commission expenses	–62	–85	–78	–89	–84
Net fee and commission income	381	336	330	301	317
Net trading result	68	39	79	88	55
General administrative expenses	–646	–637	–634	–644	–620
Balance of other operating income and expenses	–7	1	–15	–57	–3
Operating profit	**332**	**328**	**245**	**246**	**255**
Net income from investments	229	5	35	–17	–11
Amortisation of goodwill	0	0	0	–22	–18
Allocation to provisions for restructuring costs	–60	0	0	0	0
Balance of other income and expenses	–1	–2	0	–3	2
Profit from ordinary activities / Net income before taxes	**500**	**331**	**280**	**204**	**227**
Taxes on income	–92	–63	–53	–23	–54
Net income	**409**	**268**	**227**	**181**	**173**
Minority interests	–38	–21	–20	–14	–16
Consolidated net income	**371**	**246**	**207**	**167**	**157**

Key data

	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Earnings per share (in €)	2.53	1.68	1.41	1.14	1.07
Return on equity before taxes (in %)	26.2	18.0	15.7	11.9	13.8
Return on equity after taxes (in %)	20.9	14.4	12.3	10.4	10.1
Cost/income ratio (in %)	59.5	59.9	64.1	65.8	63.4
Risk/earnings ratio (in %)	16.7	14.3	18.5	13.8	16.8

Key data excluding one-off effects

	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Earnings per share (in €)	1.44	1.68	1.41	1.14	1.07
Return on equity before taxes (in %)	16.0	18.0	15.7	11.9	13.8
Return on equity after taxes (in %)	12.0	14.4	12.3	10.4	10.1

*) See note 2 on page 16.

Balance sheet of the Bank Austria Creditanstalt Group at 30 September 2005 compared with the balance sheets at 31 December 2004 and at 30 September 2004 after first-time application effects*)

Assets

	(Notes)	30 Sept. 2005 €m	31 Dec. 2004 €m	Change in €m	Change in %	30 Sept. 2004 €m	Change in €m	Change in %
Cash and balances with central banks	(11)	4,082	2,724	1,359	49.9	2,516	1,567	62.3
Trading assets	(12)	18,864	18,575	289	1.6	14,921	3,943	26.4
Loans and advances to, and placements with, banks	(13)	23,189	23,995	−806	−3.4	23,321	−132	−0.6
Loans and advances to customers	(14)	86,742	81,260	5,482	6.7	79,221	7,521	9.5
– Loan loss provisions	(15)	−3,261	−3,305	44	−1.3	−3,559	298	−8.4
Investments	(16)	19,142	17,316	1,825	10.5	17,703	1,439	8.1
Property and equipment	(17)	1,108	1,122	−14	−1.3	1,135	−27	−2.4
Intangible assets	(18)	1,360	1,133	228	20.1	1,142	218	19.1
Other assets	(19)	4,793	3,700	1,093	29.5	3,542	1,252	35.3
TOTAL ASSETS		**156,019**	**146,521**	**9,499**	**6.5**	**139,942**	**16,078**	**11.5**

Liabilities and shareholders' equity

	(Notes)	30 Sept. 2005 €m	31 Dec. 2004 €m	Change in €m	Change in %	30 Sept. 2004 €m	Change in €m	Change in %
Amounts owed to banks	(20)	43,408	39,927	3,481	8.7	38,443	4,964	12.9
Amounts owed to customers	(21)	61,148	57,856	3,292	5.7	56,018	5,130	9.2
Liabilities evidenced by certificates	(22)	19,737	19,617	120	0.6	19,395	342	1.8
Trading liabilities	(23)	9,866	8,930	936	10.5	7,427	2,439	32.8
Provisions	(24)	3,961	3,757	205	5.5	3,578	383	10.7
Other liabilities	(25)	4,225	4,063	163	4.0	2,969	1,257	42.3
Subordinated capital	(26)	5,527	5,291	236	4.5	5,341	186	3.5
Shareholders' equity		8,147	7,081	1,067	15.1	6,770	1,377	20.3
of which: minority interests		613	439	174	39.8	402	211	52.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**156,019**	**146,521**	**9,499**	**6.5**	**139,942**	**16,078**	**11.5**

*) See note 2 on page 16.

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39[2]	Shareholders' equity excl. minority interests	Minority interests	Share-holders' equity
As at 1 January 2004	**1,069**	**2,737**	**2,733**	**–584**	**–139**	**5,815**	**362**	**6,177**
First-time application effects resulting from amended and new IFRSs[3]			–24		12	–12	1	–11
As at 1 January 2004 after first-time application effects	**1,069**	**2,737**	**2,709**	**–584**	**–128**	**5,803**	**363**	**6,166**
Net income			442			442	40	482
Dividend paid			–150			–150		–150
Own shares/shares in the controlling company		23				23		23
Other changes			10	104	135	249		249
As at 30 September 2004	**1,069**	**2,760[1]**	**3,011**	**–480**	**7**	**6,367**	**403**	**6,770**

€ m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39[2]	Shareholders' equity excl. minority interests	Minority interests	Share-holders' equity
As at 1 January 2005	**1,069**	**2,749**	**3,197**	**–409**	**36**	**6,641**	**439**	**7,080**
First-time application effects resulting from amended and new IFRSs[3]			–17		17	1	1	2
As at 1 January 2005 after first-time application effects	**1,069**	**2,749**	**3,180**	**–409**	**53**	**6,642**	**440**	**7,082**
Net income			824			824	79	903
Dividend paid			–221			–221	–44	–265
Own shares/shares in the controlling company		–6				–6		–6
Other changes			23	86	185	294	138	432
As at 30 September 2005	**1,069**	**2,743[1]**	**3,807**	**–323**	**238**	**7,534**	**613**	**8,147**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m.

2)

Reserves in accordance with IAS 39	31 Dec. 2004	30 Sept. 2005
Cash flow hedge reserve	–161	–25
Available-for-sale reserve	214	262
Total	53	238

3) See note 2 on page 16.

Cash flow statement

€ m	1 Jan.–30 Sept. 2005	1 Jan.–30 Sept. 2004
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**2,724**	**2,282**
Cash flows from operating activities	2,424	2,080
Cash flows from investing activities	–1,054	–1,164
Cash flows from financing activities	–1	–207
Effects of exchange rate changes	–11	25
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**4,082**	**3,016**

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Significant accounting principles

The interim report of the Bank Austria Creditanstalt Group has been prepared in accordance with International Financial Reporting Standards (IFRSs). The interim report covers the first nine months of 2005 (1 January 2005 to 30 September 2005) and compares this period with the same period of the previous year.

(2) Changes in accounting principles in 2005

A number of changes in IFRSs became effective on 1 January 2005. Most of the amendments and new rules are applicable retrospectively, as if the relevant accounting and valuation method had always been applied. Therefore the comparative figures for 2004 were adjusted. The following new rules are of major significance:

- Minority interests are to be presented separately within shareholders' equity. After inclusion of minority interests amounting to € 439 m, shareholders' equity as at 31 December 2004 totalled € 7,081 m.
- When financial assets are recognised initially, they may be classified as financial assets "at fair value through profit or loss". Under the EU endorsement, financial liabilities can currently not be recognised in this way. As a first-time application effect, € 888 m was reclassified as "at fair value through profit or loss" as at 31 December 2004.
- Reversals of previously recognised impairment losses on available-for-sale equity instruments are not permitted to be recognised in income, but are to be included in the available-for-sale reserve until the financial asset is sold. As a result of first-time application of this rule, reversals of impairment losses in the amount of € 10 m previously recognised in income were reversed as at 31 December 2004.
- Impairment losses resulting from inherent risks associated with financial assets which are measured at amortised cost (impairment losses incurred but not detected) were recognised. As a result of first-time application of this rule, the balance sheet item Loan loss provisions increased by € 110 m as at 1 January 2004, with no effect on income; this increase declined to € 89 m as at 31 December 2004.
- The financial statements of companies investments in which are accounted for under the equity method are now adjusted to uniform Group-wide accounting and valuation methods. Goodwill relating to investments in such companies is included in the item Investments.
- Future goodwill is to be recorded in the currency of the foreign operation and translated at the closing rate.
- Goodwill is not amortised. At least once a year, goodwill is tested for impairment and an impairment loss is recognised, if necessary. This change has been applied for the first time since the first quarter of 2005.

Income statement of the Bank Austria Creditanstalt Group
Changes resulting from first-time application effects of amended and new IFRSs

€ m	1 Jan.–30 Sept. 2004 published	First-time application effects	1 Jan.–30 Sept. 2004 new
Interest income	3,639	46	3,685
Interest expenses	–1,850	–41	–1,891
Net interest income	1,789	5	1,794
Losses on loans and advances	–323	14	–309
Net interest income after losses on loans and advances	**1,466**	**19**	**1,485**
Fee and commission income	1,159	0	1,159
Fee and commission expenses	–227	0	–227
Net fee and commission income	932	0	932
Net trading result	138	8	145
General administrative expenses	–1,835	0	–1,835
Balance of other operating income and expenses	–28	0	–28
Operating profit	**672**	**27**	**699**
Net income from investments	13	–4	9
Allocation to provisions for restructuring costs	0	0	0
Amortisation of goodwill	–54	0	–54
Balance of other income and expenses	0	0	0
Profit from ordinary activities/Net income before taxes	**632**	**22**	**655**
Taxes on income	–151	–14	–165
Net income	**481**	**8**	**490**
Minority interests	–47	0	–47
Consolidated net income	**434**	**8**	**442**

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2004
Changes resulting from first-time application effects of amended and new IFRSs

Assets € m	31 Dec. 2004 published	First-time application effects	31 Dec. 2004 new
Cash and balances with central banks	3,302	–578	2,724
Trading assets	18,590	–15	18,575
Loans and advances to, and placements with, banks	23,995	0	23,995
Loans and advances to customers	81,260	0	81,260
– Loan loss provisions	–3,215	–89	–3,305
Investments	16,668	648	17,316
Property and equipment	1,122	0	1,122
Intangible assets	1,133	0	1,133
Other assets	3,662	39	3,700
TOTAL ASSETS	**146,516**	**4**	**146,521**

Liabilities and shareholders' equity € m	31 Dec. 2004 published	First-time application effects	31 Dec. 2004 new
Amounts owed to banks	39,927	0	39,927
Amounts owed to customers	57,856	0	57,856
Liabilities evidenced by certificates	19,617	0	19,617
Trading liabilities	8,960	–30	8,930
Provisions	3,753	3	3,757
Other liabilities	4,033	30	4,063
Subordinated capital	5,291	0	5,291
Shareholders' equity	7,080	1	7,081
of which: minority interests	439	0	439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**146,516**	**4**	**146,521**

(3) Earnings per share

No financial instruments are outstanding which could have a dilutive effect. Therefore basic earnings per share equal diluted earnings per share. For the first nine months of 2005, earnings per share – based on 147,031,740 shares – are € 5.61 (comparative figure for the same period of the previous year: € 3.01). The annualised figures are € 7.48 for the reporting period and € 4.01 for the same period of the previous year.

(4) Changes in the group of consolidated companies in 2005

On 1 January 2005, BPH Leasing S. A., Warsaw, was included in the group of consolidated companies in view of the dynamic development of the leasing business in Poland and its growing importance to results from the leasing activities of Bank BPH S. A.

At the end of February 2005, Austria Finanza S. P. A., Treviso, and Austrolease S. P. A., Bolzano, were sold. Bank Austria Creditanstalt Leasing GmbH sold these two companies to Fortis Lease Group S. A. against a cash payment of € 32 m. This transaction results in a profit of € 17 m in the BA-CA Group.

The closing of the purchase of Hebros Bank, Plovdiv, took place on 1 March 2005. The BA-CA Group acquired 99.91 % (13,690,107 shares) of Hebros Bank. In this context, Bank Austria Creditanstalt acquired 89.92 % and Biochim Bank, Sofia (a 99.7 % subsidiary of Bank Austria Creditanstalt AG), acquired 9.99 % of Hebros Bank. The purchase price of € 124 m was paid in cash.

The purchase of Hebros Bank results in goodwill of € 80 m in the BA-CA Group. In accordance with IFRSs, this goodwill is not amortised.

In the middle of August, the BA-CA Group sold its 28.23 % interest in Investkredit Bank AG, Vienna. The value of this transaction is about € 250 m.

On 1 September 2005, the acquisition of Banca Comerciala "Ion Tiriac" S. A., Bucharest, was completed by way of a purchase of shares and an exchange of shares. It is intended to merge Banca Comerciala "Ion Tiriac" with HVB Romania.

Bank Austria Creditanstalt acquired 9.09 % of Banca Comerciala "Ion Tiriac" (1,827,783 shares). The preliminary purchase price for this equity interest (€ 42.5 m) – depending on the financial statements to be certified by independent public accountants as at the closing date – was paid in cash. At the same time, BA-CA acquired 8,225,010 shares in Banca Comerciala "Ion Tiriac" (equivalent to a 40.91 % interest) in exchange for 50 % less one share in HVB Romania.

In connection with this transaction, BA-CA made a payment, which in effect is tantamount to a non-repayable shareholder contribution of € 40 m, to a company which is managed jointly with Mr Tiriac and in which BA-CA holds a 30 % interest. Following completion of the transaction, BA-CA now holds 10,052,793 shares in Banca Comerciala "Ion Tiriac" (corresponding to 50 % plus one share).

Overall, the preliminary purchase price of the entire transaction including incidental acquisition expenses is € 248 m. The resulting difference of € 187 m between the purchase price and net assets of Banca Comerciala "IonTiriac" was included in goodwill for the time being. The price of the transaction reflects the intrinsic value of Banca Comerciala "Ion Tiriac", the synergies that can be achieved and, above all, the potential of the Romanian market.

Income statement of the Bank Austria Creditanstalt Group for the first nine months of 2005 (of which: contribution of BPH Leasing S.A. + Hebros Bank + Banca Comerciala "Ion Tiriac" S.A.)

€ m	1 Jan.–30 Sept. 2005	BPH Leasing S.A. + Hebros Bank + Banca Comerciala "Ion Tiriac" S.A.
Interest income	4,166	27
Interest expenses	–2,240	–5
Net interest income	1,925	23
Losses on loans and advances	–316	–4
Net interest income after losses on loans and advances	**1,609**	**19**
Fee and commission income	1,272	6
Fee and commission expenses	–225	0
Net fee and commission income	1,047	6
Net trading result	186	1
General administrative expenses	–1,917	–19
Balance of other operating income and expenses	–22	0
Operating profit	**905**	**7**
Net income from investments	269	0
Allocation to provisions for restructuring costs	–60	0
Amortisation of goodwill	0	0
Balance of other income and expenses	–3	0
Profit from ordinary activities/Net income before taxes	**1,111**	**7**
Taxes on income	–208	–1
Net income	**903**	**6**
Minority interests	–79	–1
Consolidated net income	**824**	**5**

Notes to the Income Statement

(5) Net interest income

€ m	1 Jan.– 30 Sept. 2005	1 Jan.– 30 Sept. 2004
Interest income from loans and advances and money market transactions	3,262	2,846
bonds and other fixed-income securities	465	435
shares and other variable-yield securities	74	70
subsidiaries	29	41
companies accounted for under the equity method	50	43
investments in other companies	27	9
investment property	16	19
Interest expenses for deposits	–1,475	–1,177
liabilities evidenced by certificates	–414	–393
subordinated capital	–207	–183
Results from leasing transactions	99	86
NET INTEREST INCOME	**1,925**	**1,794**

(6) Losses on loans and advances

€ m	1 Jan.– 30 Sept. 2005	1 Jan.– 30 Sept. 2004
Allocations to	647	611
provisions for loans and advances	*632*	*588*
provisions for contingent liabilities	*15*	*23*
Releases from	–302	–288
provisions for loans and advances	*–243*	*–245*
provisions for contingent liabilities	*–59*	*–43*
Recoveries of loans and advances previously written off	–29	–14
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**316**	**309**

(7) Net fee and commission income

€ m	1 Jan.– 30 Sept. 2005	1 Jan.– 30 Sept. 2004
Securities and custodian business	267	212
Foreign trade/payment transactions	603	524
Lending business	127	144
Other services and advisory business	50	52
NET FEE AND COMMISSION INCOME	**1,047**	**932**

(8) Net trading result

€ m	1 Jan.– 30 Sept. 2005	1 Jan.– 30 Sept. 2004
Equity-related transactions	78	40
Interest-rate and currency-related transactions	109	105
NET TRADING RESULT	**186**	**145**

(9) General administrative expenses

€ m	1 Jan.– 30 Sept. 2005	1 Jan.– 30 Sept. 2004
Staff costs	1,082	1,042
Wages and salaries	*740*	*705*
Social-security contributions	*164*	*167*
Expenses for retirement benefits and other benefits	*178*	*170*
Other administrative expenses	661	617
Depreciation and amortisation	173	176
on property and equipment	*76*	*97*
on intangible assets excluding goodwill	*98*	*79*
GENERAL ADMINISTRATIVE EXPENSES	**1,917**	**1,835**

(10) Balance of other operating income and expenses

€ m	1 Jan.– 30 Sept. 2005	1 Jan.– 30 Sept. 2004
Other operating income	81	56
Other operating expenses	−102	−84
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**−22**	**−28**

Starting with the interim report as at 30 September 2005, deconsolidation effects which have an effect on income and arise from the complete or partial sale of consolidated companies are no longer reflected in the balance of other operating income and expenses within operating profit, but in net income from investments. The comparative figures were adjusted accordingly.

Notes to the Balance Sheet

(11) Cash and balances with central banks

€ m	30 Sept. 2005	31 Dec. 2004
Cash and balances with central banks	4,075	2,694
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	7	30
CASH AND BALANCES WITH CENTRAL BANKS	**4,082**	**2,724**

(12) Trading assets

€ m	30 Sept. 2005	31 Dec. 2004
Bonds and other fixed-income securities	**9,356**	**9,462**
Money market paper	240	118
Debt securities	9,117	9,344
issued by public borrowers	*1,379*	*1,788*
issued by other borrowers	*7,737*	*7,556*
Group's own debt securities	0	0
Shares and other variable-yield securities	**1,038**	**669**
Shares	383	237
Investment certificates	61	54
Other	594	378
Positive market values of derivative financial instruments	**8,440**	**8,421**
Equity derivatives	119	74
Interest-rate and currency derivatives	8,322	8,347
Other trading assets	**29**	**22**
TRADING ASSETS	**18,864**	**18,575**

(13) Loans and advances to, and placements with, banks – breakdown by product

€ m	30 Sept. 2005	31 Dec. 2004
Loans and advances	6,103	8,243
Money market placements	17,086	15,753
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**23,189**	**23,995**

(14) Loans and advances to customers – breakdown by product

€ m	30 Sept. 2005	31 Dec. 2004
Loans to local authorities	3,476	3,893
Real estate finance	9,959	8,265
Current account credits	12,436	11,696
Loans	49,059	46,512
Money market placements	765	808
Other loans and advances	5,445	4,855
Finance lease receivables	5,601	5,231
LOANS AND ADVANCES TO CUSTOMERS	**86,742**	**81,260**

(15) Loan loss provisions

€ m	for loans and advances to, and placements with, banks 30 Sept. 2005	30 Sept. 2004	for loans and advances to customers 30 Sept. 2005	30 Sept. 2004	Total 30 Sept. 2005	30 Sept. 2004
At beginning of reporting period	**26**	**34**	**3,279**	**3,456**	**3,305**	**3,490**
First-time application effects resulting from amended and new IFRSs	0	0	0	110	0	110
At beginning of reporting period after first-time application effects	**26**	**34**	**3,279**	**3,566**	**3,305**	**3,600**
Allocation	2	0	630	588	632	588
Release	−1	−3	−242	−243	−243	−246
Use	−2	−2	−406	−341	−407	−343
Exchange differences and other adjustments not reflected in the income statement	11	2	−36	−43	−25	−41
AT END OF REPORTING PERIOD	**35**	**32**	**3,225**	**3,527**	**3,261**	**3,559**

(16) Investments

€ m	30 Sept. 2005	31 Dec. 2004
Held-to-maturity investments – debt securities	**6,987**	**7,291**
Available-for-sale investments	**8,523**	**7,729**
Shares in unconsolidated subsidiaries	924	738
Shares in other companies	167	169
Other fixed-income securities	4,152	3,211
Shares and other variable-yield securities	3,280	3,610
Fair value option – investments	**2,396**	**888**
Bonds and other fixed-income securities	2,288	888
Shares and other variable-yield securities	108	0
Investments in companies accounted for under the equity method	**929**	**1,011**
of which: goodwill *)	103	104
Investment property	**307**	**397**
INVESTMENTS	**19,142**	**17,316**

*) In the previous year, adjustment of goodwill of regional banks (– € 79 m) pursuant to IFRS 3 (purchase accounting)

(17) Property and equipment

€ m	30 Sept. 2005	31 Dec. 2004
Land and buildings used for banking operations	706	754
Other land and buildings	53	16
Other property and equipment*)	349	352
PROPERTY AND EQUIPMENT	**1,108**	**1,122**

*) including leased assets

(18) Intangible assets

€ m	30 Sept. 2005	31 Dec. 2004
Goodwill	1,121	885
Other intangible assets	239	248
INTANGIBLE ASSETS	**1,360**	**1,133**

(19) Other assets

€ m	30 Sept. 2005	31 Dec. 2004
Tax claims	865	915
Current taxes	*59*	*55*
Deferred taxes	*806*	*860*
Positive market values of derivative hedging instruments	2,505	2,046
Other assets	1,325	600
Prepaid expenses	98	140
OTHER ASSETS	**4,793**	**3,700**

(20) Amounts owed to banks – breakdown by product

€ m	30 Sept. 2005	31 Dec. 2004
Repayable on demand	6,348	2,797
With agreed maturity dates or periods of notice	37,060	37,130
Money market deposits by banks	*24,700*	*23,620*
Other amounts owed to banks	*12,360*	*13,511*
AMOUNTS OWED TO BANKS	**43,408**	**39,927**

(21) Amounts owed to customers – breakdown by product

€ m	30 Sept. 2005	31 Dec. 2004
Savings deposits	17,427	17,593
Other amounts owed to customers	43,721	40,263
Repayable on demand	*22,020*	*20,676*
With agreed maturity dates or periods of notice	*21,701*	*19,586*
AMOUNTS OWED TO CUSTOMERS	**61,148**	**57,856**

(22) Liabilities evidenced by certificates – breakdown by product

€ m	30 Sept. 2005	31 Dec. 2004
Debt securities issued	18,152	17,929
Mortgage bonds and local-authority bonds	*2,525*	*2,296*
Other debt securities issued	*15,627*	*15,633*
Other liabilities evidenced by certificates	1,585	1,688
LIABILITIES EVIDENCED BY CERTIFICATES	**19,737**	**19,617**

(23) Trading liabilities

€ m	30 Sept. 2005	31 Dec. 2004
Negative fair values of derivative financial instruments	8,414	8,100
Equity derivatives	*122*	*173*
Interest-rate and currency derivatives	*8,291*	*7,927*
Other trading liabilities	1,452	830
TRADING LIABILITIES	**9,866**	**8,930**

(24) Provisions

€ m	30 Sept. 2005	31 Dec. 2004
Provisions for retirement benefits and similar obligations	2,715	2,699
Provisions for taxes	735	650
Current taxes	*36*	*36*
Deferred taxes	*699*	*614*
Provisions for restructuring costs*)	66	0
Provisions for contingent liabilities	172	132
Other provisions for impending losses	273	276
PROVISIONS	**3,961**	**3,757**

*) of the total amount, € 6 m relates to Hebros Bank

The Managing Board of Bank Austria Creditanstalt AG has decided to restructure the "SMEs Austria" business segment which was newly defined with effect from 2005, and has communicated the restructuring plan to the Employees' Council. A provision of € 60 m was made for restructuring costs relating to measures to be taken in this connection. The amount is expected to be used in the years 2006 to 2007.

(25) Other liabilities

€ m	30 Sept. 2005	31 Dec. 2004
Negative market values of derivative hedging instruments	2,150	2,766
Other amounts payable	1,875	1,205
Deferred income	200	92
OTHER LIABILITIES	**4,225**	**4,063**

(26) Subordinated capital

€ m	30 Sept. 2005	31 Dec. 2004
Subordinated liabilities	4,011	3,793
Supplementary capital	1,110	1,250
Subordinated capital eligible as Tier 1 capital	406	248
SUBORDINATED CAPITAL	**5,527**	**5,291**

Additional IAS Disclosures

(27) Employees

(Full-time equivalent)	30 Sept. 2005	30 Sept. 2004
Bank Austria Creditanstalt Group	**31,286**	**29,331**
Bank Austria Creditanstalt AG and its Austrian subsidiaries that support its core banking business 1)	10,149	10,936
CEE and other subsidiaries 2)	21,137	18,396
of which: Poland	*10,033*	*9,669*

1) Including two non-consolidated subsidiaries (as at 30 September 2005).
2) Including the consolidated companies Asset Management GmbH, BA Cayman Islands Ltd., Bank Austria Creditanstalt Leasing GmbH, Bank Austria Creditanstalt Real Invest GmbH, Capital Invest die KAG der BA-CA Gruppe GmbH, Schoellerbank AG, VISA-SERVICE Kreditkarten AG.

(28) Segment reporting

January to September 2005/January to September 2004

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	1–9 2005	510	278	336	699	72	31	1,925
	1–9 2004	507	294	346	528	111	8	1,794
Losses on loans and advances	1–9 2005	–70	–138	–23	–97	9	2	–316
	1–9 2004	–60	–159	–25	–66	0	0	–309
Net fee and commission income	1–9 2005	392	173	100	370	19	–6	1,047
	1–9 2004	353	164	90	311	16	–2	932
Net trading result	1–9 2005	2	0	1	28	152	3	186
	1–9 2004	2	0	3	47	81	13	145
General administrative expenses	1–9 2005	–678	–282	–204	–589	–118	–46	–1,917
	1–9 2004	–675	–282	–211	–514	–108	–45	–1,835
Balance of other operating income	1–9 2005	0	2	5	–7	–29	8	–22
and expenses	1–9 2004	1	1	2	–17	–10	–5	–28
Operating profit	**1–9 2005**	**156**	**33**	**215**	**404**	**105**	**–8**	**905**
	1–9 2004	**127**	**18**	**205**	**289**	**91**	**–30**	**699**
Net income from investments	1–9 2005	11	0	115	123	19	1	269
	1–9 2004	3	0	–20	2	5	20	9
Amortisation of goodwill	1–9 2005	0	0	0	0	0	0	0
	1–9 2004	–3	0	–2	–36	–4	–8	–54
Allocation to provisions	1–9 2005	0	–60	0	0	0	0	–60
for restructuring costs	1–9 2004	0	0	0	0	0	0	0
Balance of other income	1–9 2005	0	0	–2	–1	0	0	–3
and expenses	1–9 2004	0	0	–1	0	0	2	0
Net income before taxes	**1–9 2005**	**167**	**–27**	**328**	**526**	**124**	**–7**	**1,111**
	1–9 2004	**127**	**17**	**181**	**254**	**91**	**–16**	**655**
Taxes on income	1–9 2005	–38	7	–93	–84	–26	26	–208
	1–9 2004	–34	–5	–45	–57	–23	–1	–165
Net income	**1–9 2005**	**129**	**–20**	**235**	**442**	**98**	**19**	**903**
	1–9 2004	**93**	**12**	**136**	**197**	**68**	**–17**	**490**
Risk-weighted assets	1–9 2005	13,094	13,631	20,825	20,383	3,329	3,452	74,714
(average, Austrian Banking Act)	1–9 2004	10,904	13,059	21,439	16,528	2,961	4,577	69,469
Equity allocated (average)	1–9 2005	917	954	1,458	2,016	233	1,804	7,382
	1–9 2004	763	914	1,501	1,641	207	1,457	6,484
Return on equity before taxes in %	*1–9 2005*	*24.2*	*–3.8*	*30.0*	*34.8*	*70.8*	*–*	*20.1*
	1–9 2004	*22.2*	*2.5*	*16.1*	*20.7*	*58.8*	*–*	*13.5*
Return on equity after taxes in % [1]	*1–9 2005*	*18.8*	*–2.8*	*21.5*	*29.2*	*55.9*	*–*	*16.3*
	1–9 2004	*16.2*	*1.7*	*12.1*	*16.0*	*44.0*	*–*	*10.1*
Cost/income ratio in %	*1–9 2005*	*75.0*	*62.3*	*46.1*	*54.0*	*55.3*	*–*	*61.1*
	1–9 2004	*78.3*	*61.5*	*47.9*	*59.2*	*54.3*	*–*	*64.6*
Risk/earnings ratio in %	*1–9 2005*	*13.7*	*49.6*	*6.8*	*13.9*	*–*	*–*	*16.4*
	1–9 2004	*11.8*	*54.0*	*7.3*	*12.5*	*–*	*–*	*17.2*

1) before deduction of minority interests

Segment reporting Q3 2005/Q2 2005/Q1 2005

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	Q3/2005	172	92	108	251	9	12	643
	Q2/2005	170	97	114	236	32	36	686
	Q1/2005	167	88	114	212	30	−17	596
Losses on loans and advances	Q3/2005	−23	−47	−8	−33	0	2	−108
	Q2/2005	−24	−54	−1	−28	9	0	−98
	Q1/2005	−24	−37	−14	−36	0	0	−110
Net fee and commission income	Q3/2005	146	57	40	136	6	−4	381
	Q2/2005	118	61	33	118	7	0	336
	Q1/2005	128	55	27	116	6	−1	330
Net trading result	Q3/2005	0	0	0	2	58	7	68
	Q2/2005	1	0	0	10	33	−4	39
	Q1/2005	1	0	0	17	61	0	79
General administrative expenses	Q3/2005	−224	−94	−70	−205	−35	−18	−646
	Q2/2005	−228	−96	−67	−192	−37	−17	−637
	Q1/2005	−225	−91	−67	−192	−47	−11	−634
Balance of other operating income and expenses	Q3/2005	0	1	4	−6	−10	3	−7
	Q2/2005	0	0	4	1	−5	0	1
	Q1/2005	0	0	−3	−3	−14	5	−15
Operating profit	**Q3/2005**	**72**	**11**	**74**	**145**	**28**	**2**	**332**
	Q2/2005	**37**	**7**	**84**	**145**	**40**	**15**	**328**
	Q1/2005	**47**	**15**	**57**	**114**	**37**	**−25**	**245**
Net income from investments	Q3/2005	9	0	102	126	11	−19	229
	Q2/2005	1	0	−4	−4	2	10	5
	Q1/2005	1	0	17	0	7	10	35
Amortisation of goodwill	Q3/2005	0	0	0	0	0	0	0
	Q2/2005	0	0	0	0	0	0	0
	Q1/2005	0	0	0	0	0	0	0
Allocation to provisions for restructuring costs	Q3/2005	0	−60	0	0	0	0	−60
	Q2/2005	0	0	0	0	0	0	0
	Q1/2005	0	0	0	0	0	0	0
Balance of other income and expenses	Q3/2005	0	0	−1	0	0	0	−1
	Q2/2005	0	0	−1	0	0	0	−2
	Q1/2005	0	0	0	0	0	0	0
Net income before taxes	**Q3/2005**	**81**	**−49**	**176**	**271**	**39**	**−17**	**500**
	Q2/2005	**37**	**7**	**78**	**141**	**42**	**24**	**331**
	Q1/2005	**49**	**15**	**74**	**114**	**43**	**−15**	**280**
Taxes on income	Q3/2005	−19	12	−60	−31	−8	14	−92
	Q2/2005	−8	−2	−17	−29	−9	3	−63
	Q1/2005	−11	−4	−16	−24	−9	10	−53
Net income	**Q3/2005**	**62**	**−37**	**116**	**240**	**30**	**−3**	**409**
	Q2/2005	**29**	**5**	**61**	**112**	**33**	**27**	**268**
	Q1/2005	**38**	**11**	**58**	**90**	**34**	**−5**	**227**
Risk-weighted assets (average, Austrian Banking Act)	Q3/2005	13,683	14,274	20,234	21,519	2,846	3,384	75,940
	Q2/2005	13,033	13,951	20,443	20,177	3,664	3,461	74,730
	Q1/2005	12,566	12,668	21,796	19,453	3,477	3,512	73,472
Equity allocated (average)	Q3/2005	958	999	1,416	2,127	199	1,947	7,647
	Q2/2005	912	977	1,431	1,997	257	1,765	7,338
	Q1/2005	880	887	1,526	1,923	243	1,701	7,159
Return on equity before taxes in %	*Q3/2005*	*33.7*	*−19.8*	*49.7*	*51.0*	*77.4*	–	*26.2*
	Q2/2005	*16.4*	*3.0*	*21.9*	*28.3*	*65.3*	–	*18.0*
	Q1/2005	*22.1*	*6.8*	*19.4*	*23.7*	*71.1*	–	*15.7*
Return on equity after taxes in % [1]	*Q3/2005*	*25.7*	*−14.9*	*32.7*	*45.2*	*60.9*	–	*21.4*
	Q2/2005	*12.9*	*2.2*	*17.2*	*22.4*	*51.3*	–	*14.6*
	Q1/2005	*17.3*	*5.1*	*15.2*	*18.7*	*56.6*	–	*12.7*
Cost/income ratio in %	*Q3/2005*	*70.3*	*62.2*	*46.0*	*53.5*	*55.4*	–	*59.5*
	Q2/2005	*79.0*	*60.9*	*44.1*	*52.5*	*54.5*	–	*59.9*
	Q1/2005	*76.1*	*63.9*	*48.5*	*56.2*	*56.0*	–	*64.1*
Risk/earnings ratio in %	*Q3/2005*	*13.1*	*50.5*	*7.1*	*13.2*	*2.0*	–	*16.7*
	Q2/2005	*13.9*	*56.0*	*1.0*	*12.0*	*28.7*	–	*14.3*
	Q1/2005	*14.1*	*41.6*	*12.4*	*16.8*	*0.0*	–	*18.5*

1) before deduction of minority interests

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the Austrian business segments amounts to 7 % of the risk positions (credit and market risk equivalents). In line with international capital market practices, capital allocated to foreign units in the CEE business segment amounts to 10 % of the respective risk equivalents. The difference to the equity capital actually available is transferred to the Corporate Center segment. The interest rate applied to allocated equity capital on a uniform Group-wide basis is 5 %.

Changes in segment reporting

As part of a restructuring of Austrian customer business effective from the first quarter of 2005, the previous business segments "Private Customers Austria" and "Corporate Customers Austria" were divided into three new segments: Private Customers Austria, SMEs Austria, and Large Corporates and Real Estate. The Private Customers Austria segment covers only private individuals. Business customers are now included in the SMEs Austria segment (previously in the Private Customers Austria segment). The Large Corporates and Real Estate segment covers multinational corporates, financial institutions, public sector and real estate customers. The comparative figures for 2004 were adjusted to reflect these changes.

The segment reporting data also show the net income after taxes.

The changes in IFRSs described in "Changes in accounting principles in 2005" in note 2 are applied retrospectively for the year 2004 also for segment reporting purposes (first-time application).

Information pursuant to the Austrian Banking Act

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

(29) Consolidated capital resources and regulatory capital requirements

€ m	30 Sept. 2005	31 Dec. 2004
Core capital (Tier 1)	**5,822**	**5,567**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*600*	*597*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,072*	*2,070*
Untaxed reserves	*148*	*148*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*201*	*23*
Fund for general banking risks	*38*	*0*
Less intangible assets	*–460*	*–494*
Supplementary elements (Tier 2)	**3,771**	**3,863**
Undisclosed reserves	*0*	*0*
Supplementary capital	*1,094*	*1,232*
Participation capital	*0*	*0*
Revaluation reserve	*196*	*224*
Subordinated capital	*2,481*	*2,407*
Deductions	**–689**	**–658**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,904**	**8,772**
Assessment basis (banking book – risk-weighted amounts)	**76,684**	**70,887**
Tier 1 capital ratio (banking book)	7.59 %	7.85 %
Total capital ratio (banking book)	11.61 %	12.37 %
Available Tier 3	**209**	**263**
Requirement for the trading book and for open foreign exchange positions	254	331
Requirement covered by Tier 3	**209**	**263**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 30 September 2005

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	35,130	0	–
10 %	1,215	122	10
20 %	7,993	1,599	128
50 %	14,095	7,048	564
100 %	59,569	59,569	4,766
Investment certificates	1,320	421	34
ASSETS	**119,322**	**68,758**	**5,501**
Off-balance sheet positions	40,408	7,873	630
Special off-balance sheet positions	12,173	53	4
BANKING BOOK	**171,903**	**76,684**	**6,135**

Other Information

(30) Contingent liabilities and commitments

€ m	30 Sept. 2005	31 Dec. 2004
Guarantees	10,283	9,482
Acceptances and endorsements	21	19
CONTINGENT LIABILITIES	**10,304**	**9,501**
Liabilities arising from sales with an option to repurchase	35	787
Other commitments	9,548	8,749
COMMITMENTS	**9,583**	**9,536**

End of notes to the consolidated financial statements.

Income Statement of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland 1–9 2005	Poland 1–9 2004	Hungary 1–9 2005	Hungary 1–9 2004	Czech Rep. 1–9 2005	Czech Rep. 1–9 2004	Slovakia 1–9 2005	Slovakia 1–9 2004
Net interest income	362.3	279.7	83.1	67.8	73.5	59.2	22.9	24.2
Losses on loans and advances	−48.3	−42.3	−9.0	−7.5	−7.0	−2.3	−2.3	−2.2
Net fee and commission income	181.0	165.7	42.1	42.1	50.8	45.5	9.9	8.1
Net trading result	20.4	9.6	15.2	21.4	0.2	3.1	5.6	2.9
General administrative expenses	−288.1	−249.6	−68.4	−64.0	−59.9	−55.7	−19.9	−19.2
Balance of other operating income and expenses	1.9	7.7	−0.9	−0.1	−0.4	−3.4	0.0	0.0
Operating profit	**229.2**	**170.7**	**62.2**	**59.7**	**57.3**	**46.3**	**16.2**	**13.8**
Net income from investments	−3.7	−7.1	0.0	0.0	1.8	−0.1	0.2	0.2
Amortisation of goodwill	−2.7	−2.9	0.0	0.0	0.0	0.0	0.0	0.0
Balance of other income and expenses	−0.8	−0.7	0.0	0.0	−0.0	−0.0	0.0	0.0
Net income before taxes	**222.0**	**160.0**	**62.2**	**59.7**	**59.1**	**46.2**	**16.4**	**14.0**
Average risk-weighted assets	7,258	5,580	2,737	2,415	3,565	2,953	880	830
Average shareholders' equity	1,510	1,187	431	343	469	394	200	165
Cost/income ratio (in %)	**50.9**	**54.0**	**49.0**	**48.8**	**48.2**	**53.4**	**51.8**	**54.5**
Return on equity before taxes (in %)[3]	**19.6**	**18.0**	**19.3**	**23.3**	**16.8**	**15.6**	**11.0**	**11.3**
Exchange rate (units of local currency per euro)	**4.060**	**4.629**	**247.304**	**253.226**	**30.047**	**32.230**	**38.686**	**40.346**
Appreciation/depreciation against the euro	+14 %		+2 %		+7 %		+4 %	

in local currency

	Poland (PLN m) 1–9 2005	Poland (PLN m) 1–9 2004	Hungary (HUF m) 1–9 2005	Hungary (HUF m) 1–9 2004	Czech Rep. (CZK m) 1–9 2005	Czech Rep. (CZK m) 1–9 2004	Slovakia (SKK m) 1–9 2005	Slovakia (SKK m) 1–9 2004
Net interest income	1,471	1,295	20,558	17,163	2,209	1,908	887	977
Losses on loans and advances	−196	−196	−2,223	−1,896	−210	−75	−90	−90
Net fee and commission income	735	767	10,422	10,656	1,527	1,466	384	327
Net trading result	83	44	3,757	5,416	5	99	217	117
General administrative expenses	−1,170	−1,155	−16,915	−16,201	−1,800	−1,796	−770	−774
Balance of other operating income and expenses	8	36	−214	−14	−11	−110	0	0
Operating profit	**931**	**790**	**15,385**	**15,123**	**1,721**	**1,493**	**627**	**557**
Net income from investments	−15	−33	0	0	54	−4	6	8
Amortisation of goodwill	−11	−13	0	0	0	0	0	0
Balance of other income and expenses	−3	−3	0	0	−0	−0	0	0
Net income before taxes	**901**	**741**	**15,385**	**15,123**	**1,775**	**1,489**	**633**	**565**
Average risk-weighted assets	29,467	25,830	676,830	611,464	107,124	95,187	34,043	33,476
Average shareholders' equity	6,132	5,493	106,642	86,772	14,097	12,707	7,721	6,669

1) Including Banca Tiriac as from September 2005
2) Including Hebros Bank as from 1 April 2005
3) Based on actual average equity

Slovenia 1–9 2005	Slovenia 1–9 2004	Croatia 1–9 2005	Croatia 1–9 2004	Romania[1] 1–9 2005	Romania[1] 1–9 2004	Bulgaria[2] 1–9 2005	Bulgaria[2] 1–9 2004	Bosnia and Herzegovina 1–9 2005	Bosnia and Herzegovina 1–9 2004	CEE banks 1–9 2005	CEE banks 1–9 2004
21.3	17.3	62.0	52.2	35.4	19.7	42.9	26.8	13.9	7.5	717.5	554.4
−2.4	−1.4	−7.6	−4.2	−4.9	−2.0	−8.5	−1.4	−2.9	−0.9	−92.9	−64.3
8.9	7.6	21.7	18.6	20.6	9.1	19.7	10.0	6.9	5.3	361.6	311.8
−0.8	−0.2	5.0	5.2	3.4	1.8	3.1	4.5	0.2	0.1	52.4	48.3
−16.3	−14.8	−47.6	−45.2	−19.8	−10.6	−40.4	−26.3	−14.7	−12.9	−575.0	−498.3
−0.1	−0.3	−1.5	−3.1	−1.3	−0.9	0.3	0.3	−0.2	0.0	−2.1	0.2
10.7	**8.2**	**32.1**	**23.4**	**33.5**	**17.1**	**17.1**	**13.8**	**3.2**	**−0.9**	**461.5**	**352.2**
0.4	0.0	−0.0	0.0	1.2	−0.3	1.3	0.5	0.0	0.0	1.1	−6.7
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	−2.7	−2.9
−0.0	0.0	0.0	−0.0	0.0	0.0	0.0	0.0	0.0	0.3	−0.8	−0.4
11.0	**8.2**	**32.1**	**23.4**	**34.7**	**16.8**	**18.4**	**14.3**	**3.2**	**−0.6**	**459.1**	**342.1**
900	740	1,894	1,758	964	455	835	532	300	254	19,333	15,517
116	75	229	198	99	40	123	76	40	24	3,217	2,503
55.4	**60.6**	**54.5**	**62.1**	**34.1**	**35.7**	**61.2**	**63.3**	**70.5**	**100.2**	**50.9**	**54.5**
12.8	**14.6**	**18.8**	**15.8**	**46.9**	**56.0**	**20.0**	**25.1**	**10.7**	**−3.3**	**19.1**	**18.3**
239.602	**238.784**	**7.406**	**7.483**	**3.644**	**4.078**	**1.956**	**1.952**	**1.956**	**1.956**		
−0%		+1%		+12%		−0%		+0%			

Slovenia (SIT m) 1–9 2005	Slovenia (SIT m) 1–9 2004	Croatia (HRK m) 1–9 2005	Croatia (HRK m) 1–9 2004	Romania[1] (RON m) 1–9 2005	Romania[1] (RON m) 1–9 2004	Bulgaria[2] (BGN m) 1–9 2005	Bulgaria[2] (BGN m) 1–9 2004	Bosnia and Herzegovina (BAM m) 1–9 2005	Bosnia and Herzegovina (BAM m) 1–9 2004
5,100	4,123	459	390	129	81	84	52	27	15
−579	−338	−56	−31	−18	−8	−17	−3	−6	−2
2,131	1,812	161	139	75	37	39	20	13	10
−193	−39	37	39	12	7	6	9	0	0
−3,894	−3,534	−353	−338	−72	−43	−79	−51	−29	−25
−13	−62	−11	−24	−5	−4	1	1	−0	0
2,553	**1,963**	**238**	**175**	**122**	**70**	**34**	**27**	**6**	**−2**
89	0	−0	0	4	−1	3	1	0	0
0	0	0	0	0	0	0	0	0	0
−0	0	0	−0	0	0	0	0	0	1
2,642	**1,963**	**238**	**175**	**126**	**68**	**36**	**28**	**6**	**−1**
215,646	176,686	14,027	13,153	3,513	1,855	1,634	1,040	586	498
27,675	17,914	1,694	1,484	360	163	241	149	79	47

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group.

Balance Sheets of our Consolidated Banking Subsidiaries in CEE

in € m

	Poland			Hungary			Czech Rep.			Slovakia		
	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 De 200
Loans to non-banks	8,402	13 %	7,428	2,634	7 %	2,463	3,268	16 %	2,809	920	12 %	81
Loans and advances to, and placements with, banks	3,263	67 %	1,955	618	–27 %	847	650	–1 %	657	70	–39 %	11
Loan loss provisions	–469	–17 %	–563	–41	19 %	–34	–44	11 %	–39	–19	13 %	–1
Investments	2,454	161 %	942	414	29 %	321	1,054	11 %	954	211	0 %	21
Other assets	1,960	–33 %	2,946	397	61 %	247	303	1 %	300	564	10 %	51
Total assets	**15,610**	**23 %**	**12,708**	**4,022**	**5 %**	**3,844**	**5,231**	**12 %**	**4,681**	**1,746**	**7 %**	**1,63**
Deposits from non-banks	9,458	13 %	8,405	2,223	18 %	1,890	3,157	10 %	2,874	737	3 %	71
Deposits from banks	2,586	74 %	1,483	889	–26 %	1,202	840	3 %	816	732	13 %	64
Liabilities evidenced by certificates	1,108	116 %	513	230	26 %	183	500	25 %	400	52	–28 %	7
Other liabilities	896	2 %	876	226	35 %	167	235	43 %	164	19	32 %	1
Shareholders' equity	1,563	9 %	1,432	455	13 %	401	499	17 %	426	205	10 %	18
Total liabilities and shareholders' equity	**15,610**	**23 %**	**12,708**	**4,022**	**5 %**	**3,844**	**5,231**	**12 %**	**4,681**	**1,746**	**7 %**	**1,63**
Loan/deposit ratio (customers)	89 %		88 %	118 %		130 %	104 %		98 %	125 %		114
Loan/deposit ratio (total)	97 %		95 %	104 %		107 %	98 %		94 %	67 %		68
Employees (full-time equivalent)	10,033	3 %	9,728	1,310	8 %	1,209	1,198	–4 %	1,250	454	4 %	43
Offices	503	8 %	466	49	20 %	41	24	0 %	24	28	4 %	2
Exchange rate (units of local currency per euro)	3.919		4.085	249.610		245.970	29.553		30.464	38.790		38.74
Appreciation/depreciation against the euro	+4 %			–1 %			+3 %			–0 %		

in local currency

	Poland (PLN m)			Hungary (HUF m)			Czech Rep. (CZK m)			Slovakia (SKK m)		
	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 De 200
Loans to non-banks	32,923	9 %	30,342	657,499	9 %	605,786	96,576	13 %	85,588	35,699	13 %	31,70
Loans and advances to, and placements with, banks	12,785	60 %	7,985	154,181	–26 %	208,306	19,198	–4 %	20,007	2,711	–39 %	4,46
Loan loss provisions	–1,837	–20 %	–2,298	–10,193	21 %	–8,407	–1,291	7 %	–1,201	–749	13 %	–66
Investments	9,617	150 %	3,846	103,413	31 %	79,079	31,162	7 %	29,061	8,196	0 %	8,18
Other assets	7,681	–36 %	12,033	99,150	63 %	60,708	8,942	–2 %	9,134	21,886	11 %	19,79
Total assets	**61,169**	**18 %**	**51,907**	**1,004,050**	**6 %**	**945,473**	**154,587**	**8 %**	**142,590**	**67,742**	**7 %**	**63,48**
Deposits from non-banks	37,061	8 %	34,329	554,981	19 %	464,999	93,309	7 %	87,556	28,607	3 %	27,78
Deposits from banks	10,131	67 %	6,055	221,882	–25 %	295,762	24,812	0 %	24,865	28,410	13 %	25,11
Liabilities evidenced by certificates	4,341	107 %	2,096	57,325	28 %	44,942	14,763	21 %	12,187	2,027	–28 %	2,80
Other liabilities	3,510	–2 %	3,578	56,345	37 %	41,125	6,952	39 %	5,001	737	32 %	55
Shareholders' equity	6,125	5 %	5,848	113,516	15 %	98,645	14,751	14 %	12,982	7,962	10 %	7,22
Total liabilities and shareholders' equity	**61,169**	**18 %**	**51,907**	**1,004,050**	**6 %**	**945,473**	**154,587**	**8 %**	**142,590**	**67,742**	**7 %**	**63,48**

1) Including Banca Tiriac as from 1 September 2005
2) Including Hebros Bank as from 1 April 2005

Slovenia			Croatia			Romania[1)]			Bulgaria[2)]			Bosnia and Herzegovina			CEE total		
30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004
1,008	27 %	795	1,868	13 %	1,652	1,280	117 %	591	966	58 %	613	283	57 %	180	20,630	19 %	17,350
271	69 %	161	129	–55 %	285	51	–67 %	154	325	92 %	170	214	34 %	160	5,590	24 %	4,503
–14	28 %	–11	–68	7 %	–64	–22	212 %	–7	–43	52 %	–28	–9	92 %	–5	–730	–5 %	–769
343	57 %	219	257	–1 %	259	357	112 %	168	139	107 %	67	0	0 %	0	5,231	66 %	3,142
131	51 %	87	825	16 %	714	818	417 %	158	248	39 %	179	29	–38 %	47	5,276	2 %	5,188
1,739	**39 %**	**1,251**	**3,011**	**6 %**	**2,845**	**2,484**	**133 %**	**1,065**	**1,636**	**64 %**	**1,000**	**517**	**35 %**	**383**	**35,997**	**22 %**	**29,414**
546	12 %	486	1,362	13 %	1,201	1,281	149 %	514	883	64 %	538	320	21 %	264	19,968	18 %	16,890
1,053	65 %	639	1,341	–3 %	1,377	891	94 %	458	535	50 %	357	136	99 %	68	9,002	28 %	7,049
0		0	0		0	0		0	0		0	0		0	1,889	62 %	1,168
16	–64 %	44	68	18 %	57	84	121 %	38	73	267 %	20	13	–19 %	15	1,629	17 %	1,396
124	52 %	81	240	15 %	209	229	320 %	54	144	68 %	86	49	40 %	35	3,509	21 %	2,911
1,739	**39 %**	**1,251**	**3,011**	**6 %**	**2,845**	**2,484**	**133 %**	**1,065**	**1,636**	**64 %**	**1,000**	**517**	**35 %**	**383**	**35,997**	**22 %**	**29,414**
185 %		164 %	137 %		138 %	100 %		115 %	109 %		114 %	89 %		68 %	103 %		103 %
80 %		85 %	74 %		75 %	61 %		77 %	91 %		87 %	109 %		102 %	91 %		91 %
375	12 %	336	1,247	0 %	1,242	1,538	413 %	300	2,435	59 %	1,534	450	4 %	434	19,041	16 %	16,470
13	18 %	11	112	1 %	111	77	542 %	12	221	69 %	131	35	6 %	33	1,062	24 %	856
239.520		239.760	7.433		7.600	3.560		3.939	1.956		1.956	1.956		1.956			
+0 %			+2 %			+11 %			+0 %			+0 %					

Slovenia (SIT m)			Croatia (HRK m)			Romania[1)] (RON m)			Bulgaria[2)] (BGN m)			Bosnia and Herzegovina (BAM m)		
30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004	30 Sept. 2005	+/–	31 Dec. 2004
241,428	27 %	190,707	13,884	11 %	12,555	4,558	96 %	2,327	1,890	58 %	1,198	554	57 %	353
64,963	69 %	38,486	961	–56 %	2,163	181	–70 %	608	636	92 %	332	419	34 %	313
–3,470	28 %	–2,710	–507	4 %	–487	–79	182 %	–28	–84	52 %	–55	–18	92 %	–9
82,064	56 %	52,464	1,913	–3 %	1,969	1,271	92 %	663	272	107 %	131	0	0 %	0
31,483	51 %	20,880	6,130	13 %	5,424	2,914	367 %	623	485	39 %	350	57	–38 %	92
416,468	**39 %**	**299,828**	**22,381**	**3 %**	**21,624**	**8,845**	**111 %**	**4,194**	**3,199**	**64 %**	**1,956**	**1,012**	**35 %**	**748**
130,737	12 %	116,605	10,124	11 %	9,130	4,560	125 %	2,025	1,728	64 %	1,052	625	21 %	516
252,286	65 %	153,155	9,966	–5 %	10,469	3,172	76 %	1,805	1,046	50 %	697	266	99 %	134
0		0	0		0	0		0	0		0	0		0
3,823	–64 %	10,591	504	16 %	436	297	100 %	149	143	267 %	39	24	–19 %	30
29,622	52 %	19,476	1,786	12 %	1,590	815	280 %	215	283	68 %	168	97	40 %	69
416,468	**39 %**	**299,828**	**22,381**	**3 %**	**21,624**	**8,845**	**111 %**	**4,194**	**3,199**	**64 %**	**1,956**	**1,012**	**35 %**	**748**

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as used for the consolidated financial statements of the Bank Austria Creditanstalt Group. Rounding differences may occur.

Investor Relations, Ratings, Financial Calendar

Bank Austria Creditanstalt

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Michael Bauer Tel.: (+ 43) (0)5 05 05-588 09	e-mail: Michael.Bauer@ba-ca.com

Information on the BA-CA share

Information on the BA-CA share			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	AT0000995006	**Trading symbol**	BACA	BCA
Number of shares issued	147,031,740	**Reuters RIC**	BACA.VI	BACA.WA
Free float	11.83 %	**Bloomberg Ticker Code**	BACA AV	BCA PW

Ratings

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's	A2 1)	A3	P-1
Standard & Poor's	A 2)	A–	A-1 2)

1) Confirmed, outlook stable (4 Nov. 2005)
2) Upgrade, outlook negative (28 Oct. 2005)

Coverage

Citigroup / Commerzbank / CSFB / Deutsche Bank / Dresdner Kleinwort Wasserstein / Erste Bank / Fox-Pitt, Kelton / Goldman Sachs / ING / JP Morgan / KBC Securities / Keefe, Bruyette & Woods / Lehman Brothers / Merrill Lynch / Morgan Stanley/ Raiffeisen Centrobank / Société Générale / Sal. Oppenheim / UniCredit Banca Mobiliare / UBS

Financial calendar

22 March 2006 **Results for 2005**

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Investor Relations

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Graphics
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Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks materialise to an extent not anticipated, actual results may vary from those expected at present.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the authentic version and takes precedence in all legal aspects.

Editorial close of this Interim Report

7 November 2005